RESPONSE

TO

OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK

OF

CLASSIC VACATION GROUP, INC.

BY

CVG ACQUISITION CORPORATION

FOR $0.15 NET PER SHARE

Dear Shareholders:

      Several days ago you were sent a document titled Offer to Purchase for Cash All Outstanding Shares of Common Stock of Classic Vacation Group, Inc. (the “Company”) by CVG Acquisition Corporation (the “Purchaser”) for $0.15 per share net to the seller in cash (the “Offer Price”), dated November 13, 2001 (the “Offer to Purchase,” together with the related Letter of Transmittal and the supplement to the Offer to Purchase dated November 21, 2001 is referred to herein as the “TCR/Thayer Offer”). CVG Acquisition Corporation is a wholly owned subsidiary of CVG Investment, LLC, a Delaware limited liability company (“CVGI”), which is owned approximately 80% by Three Cities Fund III, L.P. and its affiliates (referred to herein along with such affiliates as “TCR”) and approximately 20% by Thayer Equity Investors III, L.P. and its affiliates (referred to herein along with such affiliates as “Thayer”). TCR, Thayer, CVGI and the Purchaser and all of their affiliates except for the Company are collectively referred to herein as “TCR/Thayer.” TCR currently owns approximately $31 million of our 9% Convertible Subordinated Notes due 2007 (the “9% Notes”) which may be converted into shares of our common stock (the “Common Stock”) at $5.25 per share, as well as 386,300 shares of our Common Stock. Thayer currently owns 9,599,749 shares of our Common Stock, excluding certain shares personally owned by two members of our Board of Directors (the “Board” or the “Board of Directors”) that are affiliates or designees of Thayer. Until recently, two of TCR’s designees were also members of our Board.

      First, in this Response (the “Response”), we intend to set forth a complete and accurate record of why and how we had no choice but to accept rescue financing from TCR/Thayer that includes a “going-private” transaction at $0.15 per share.

      Second, you may have noted that the TCR/Thayer Offer states that it is required to be made pursuant to a Note Purchase Agreement to which the Company and CVGI are parties. The Company and CVGI are indeed parties to a Note Purchase Agreement, dated November 2, 2001 (the “Note Purchase Agreement”), and the Note Purchase Agreement does require that the Purchaser make a tender offer for all shares of Common Stock other than those shares owned by CVGI or its affiliates. The Note Purchase Agreement also specifies that the tender offer shall be for a price of not less than $0.15 per share and that the tender offer will not expire before December 31, 2001. However, the Note Purchase Agreement does not set forth additional conditions for the consummation of the tender offer. The TCR/Thayer Offer states that it is subject to a number of conditions, described in Section 1 of this Response, for the sole benefit of TCR/Thayer. Neither the Special Committee (the “Special Committee”) of the Board formed for the purpose of evaluating the terms of the Note Purchase Agreement, nor the Board, has approved or agreed to the conditions stated in the TCR/Thayer Offer.

      The Special Committee believes that if the conditions included in the TCR/Thayer Offer are ultimately asserted or not waived by TCR/Thayer in order to avoid the obligations of the Purchaser to purchase shares tendered pursuant to the TCR/Thayer Offer, the TCR/Thayer Offer differs materially from the tender offer contemplated by the Note Purchase Agreement. As of November 26, 2001, TCR/Thayer has not asserted the existence of any facts that would permit the Purchaser to claim that any of the conditions have not been met. On the evening of November 26, 2001, the Company, the Special Committee, the Special Committee’s legal counsel and other parties to the transaction received a written communication from Thayer indicating that TCR and Thayer are willing to remove all but certain customary conditions, based on the assumption that the proposed changes would alleviate the Company’s concern that the TCR/Thayer Offer differs materially from the tender offer contemplated by the Note Purchase Agreement. The Company intends to promptly consider this proposal and any agreement which may be reached in this regard presumably will be reflected in an amended TCR/Thayer Offer.

      YOUR BOARD HAS EXPRESSED NO OPINION AND HAS MADE NO RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR SHARES IN RESPONSE TO THE TCR/THAYER OFFER.

      This Response discusses the reasons that your Board has not made any recommendation and certain other matters related to the Note Purchase Agreement and the TCR/Thayer Offer. We recommend that you read this Response carefully before making a decision whether or not to tender your Shares.

      If you have any questions regarding this Response, please contact Debbie Lundquist at the Company’s principal executive offices at One North First St., Suite 300, San Jose, California 95113 or by calling (408) 882-8455.

CLASSIC VACATION GROUP, INC.

November 27, 2001

1.  Terms of the Transaction.

     The TCR/Thayer Offer.

      This Response relates to the tender offer by the Purchaser, a Delaware corporation and a wholly owned subsidiary of CVGI, to purchase any and all of the outstanding shares of Common Stock not owned by CVGI or its affiliates (the “Shares”) for the Offer Price upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal. The members of CVGI, as of November 13, 2001, already owned 69.4% of the outstanding Shares and are required to, pursuant to a Contribution Agreement among CVGI and its members, contribute those Shares to CVGI at the same time the Shares tendered in response to a tender offer are purchased. CVGI’s holdings could be increased to at least 97.5% of the outstanding shares if CVGI were to convert into shares the convertible subordinated notes of the Company that it owns or may acquire through mandatory exchanges of certain exchangeable senior subordinated notes of the Company.

      The TCR/Thayer Offer is described in a Tender Offer Statement on Schedule TO (which includes some of the information required to be reported under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”)), dated November 13, 2001 (such filing together with the supplement thereto dated November 21, 2001, the “Schedule TO”), which was filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on November 13, 2001.

      The following information about the terms of the TCR/Thayer Offer is excerpted directly from the Offer to Purchase:

The Offer will expire at 5:00 p.m., New York City time, on Monday, December 31, 2001, unless it is extended.

This Offer is not conditioned on a minimum number of Shares being tendered. . . . The Purchaser will accept all Shares that are properly tendered and not withdrawn, regardless of how many Shares that may be. However, under a Note Purchase Agreement dated November 2, 2001 between CVGI and the Company (which requires CVGI to cause the Offer to be made), if at least 50% of the outstanding Shares that the Purchaser, CVGI or its affiliates or members do not own immediately before the tender offer expires are properly tendered and not withdrawn, the Purchaser must be merged with the Company in a transaction (the “Merger”) in which all the remaining shareholders, other than the Purchaser, CVGI or its affiliates, will receive $0.15 per share in cash, and CVGI will become the sole shareholder of the Company. Even if fewer than 50% of the outstanding Shares that the Purchaser, CVGI or its affiliates do not already own are tendered, CVGI may cause the Merger to take place.

. . .

Tendering shareholders will not be required to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, stock transfer taxes as a result of the sale of Shares to the Purchaser in response to the Offer. However, any tendering shareholder who fails to complete and sign the Substitute Form W-9 included in the Letter of Transmittal may be subject to a required backup Federal income tax withholding of 30% of the gross proceeds payable for the tendered Shares. The Purchaser will pay all charges and expenses of American Stock Transfer and Trust Company, as Depositary (the “Depositary”), and D.F. King & Co., Inc., as Information Agent (the “Information Agent”), in connection with the Offer.

     The Offer to Purchase further states that the obligation of the Purchaser to accept and pay for Shares tendered pursuant to the TCR/Thayer Offer is subject to the following conditions. These conditions to consummation of the TCR/Thayer Offer are not provided for in the Note Purchase Agreement and have not been approved by your Board.

(a) The representations and warranties of the Company contained in the Note Purchase Agreement are not true and correct in all material respects as of the date of the Note Purchase Agreement; or

(b) Any order has been enacted, promulgated, entered or enforced by any court or governmental authority that invalidates the Note Purchase Agreement or restrains CVGI from completing the transactions that are the subject of the Note Purchase Agreement; or

(c) Any order has been enacted, promulgated, entered or enforced by any court or governmental authority that restrains CVGI or the Purchaser from making this Offer or purchasing the Shares, or restrains the Purchaser from merging with the Company after the Offer has expired; or

(d) The Board of Directors of the Company recommends, or votes to recommend, that shareholders of the Company not tender their Common Stock in response to the TCR/Thayer Offer; or

(e) There is an event of default with regard to any of the Notes, any unwaived event of default with regard to the 9% Notes, any event that upon issuance of Notes would be an event of default with regard to them, or any event which, upon the giving of notice or the passage of time after the giving of notice, would be an event of default with regard to any of the Notes or an unwaived event of default with regard to the 9% Notes; or

(f) There occurs any act of terrorism after November 2, 2001, in the United States of America, Europe, Latin America or the Pacific Rim which (i) results in a material disruption in financial markets in any of the United States of America, England, France, Germany or Japan or which is followed by a decline of 5% or more in the day, or in the week, after the act of terrorism in any of the Dow Jones Industrial Average, the Standard & Poor’s 500 Index or the Nasdaq Stock Market Composite Index, (ii) leads to material restrictions on travel within or into or out of any of those countries or regions, or (iii) otherwise materially adversely affects travel within or into or out of any of those countries or regions; or

(g) The Note Purchase Agreement has been terminated; or

(h) The Purchaser, CVGI, TCR or Thayer learns that the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, or Quarterly Report on Form 10-Q for the period ended June 30, 2001, was misleading in a material respect or omitted to state a material fact required to be stated in it; or

(i) The Company has not performed all the obligations it is required to have performed under the Note Purchase Agreement by the Expiration Time, except failures which (i) would, in the aggregate, not materially impair or delay the ability of the Purchaser to consummate the purchase of the Shares which are tendered in response to the TCR/Thayer Offer or the ability of the Purchaser and the Company to effect the Merger, (ii) have been caused by or result from a breach of the Note Purchase Agreement by the Purchaser; or (iii) do not, and are not reasonably expected to, have a material adverse effect on the Company.

The conditions set forth above are for the sole benefit of the Purchaser, and may be waived by the Purchaser, in whole or in part. Any delay by the Purchaser in exercising the right to terminate the Offer because any of the conditions are not fulfilled will not be deemed a waiver of its rights to do so.

     On the evening of November 26, 2001, the Company, the Special Committee, the Special Committee legal counsel and other parties to the transaction received a written communication from Thayer indicating that TCR and Thayer are willing to remove all but the conditions stated above in paragraphs (b), (c), (d) and (g), based on the assumption that the proposed changes would alleviate the Company’s concern that the Thayer/TCR Offer differs materially from the tender offer contemplated by the Note Purchase Agreement. The Company intends to promptly consider this proposal and any agreement which may be reached in this regard presumably will be reflected in an amended TCR/Thayer Offer.

     Possible Merger.

      The Note Purchase Agreement contemplates that if at least 50% of the outstanding Shares are tendered in response to the tender offer contemplated therein, the Purchaser will be merged with the Company in a transaction in which all the remaining shareholders of the Company, other than the Purchaser, CVGI or its affiliates, will receive $0.15 per Share in cash and the Purchaser will become the sole shareholder of the Company. Regardless of whether or not the TCR/Thayer Offer is consummated, it is possible that CVGI will cause the Purchaser to merge into the Company.

      With respect to the stock options granted by the Company, the exercise price of all such stock options is greater than the $0.15 per share offered in the TCR/Thayer Offer. Accordingly, if a merger of the Company and the Purchaser occurs, it is likely that all such stock options will be terminated without any value or payment to optionholders upon the consummation of such merger.

2.  Background

     The Company’s Business

      The Company assembles air, hotel, rental car and other travel components in bulk and provides complete vacations to travelers primarily through other resellers of travel including retail travel agents and international tour wholesalers. The Company primarily provides flexible independent travel programs for individuals, as well as escorted tours and group packages.

      As part of its ordinary business, the Company regularly requires and receives deposits and advance payments from travelers in connection with bookings of the Company’s travel offerings. These deposits and advance payments are often made well in advance of the traveler’s expected date of travel. The Company, however, generally does not become liable for the expenses associated with any particular travel package until the time that travel actually occurs or at the point air travel is ticketed. Rather, the Company applies customer deposits and advance payments to the satisfaction of current liabilities. As such, the Company requires an uninterrupted stream of new bookings to satisfy its future obligations. This makes the Company particularly vulnerable to both declines in customer bookings and increases in the number of travelers who cancel their trips and request refunds of their deposits and advance payments.

     Background of the TCR/Thayer Offer

      Please note that all references to time or time of day in this section are based on New York time.

      On September 11, 2001, the United States suffered an unprecedented and catastrophic series of terrorist attacks involving the commandeering of commercial airliners by terrorists. In the aftermath of the attacks, the travel industry suffered a sharp reduction in bookings of new trips as well as an increase in the cancellation of existing reservations. The Company’s business was severely and negatively affected by these developments. Subsequent to September 11, the Company simultaneously experienced both a decline in customer bookings and an increase in the number of travelers canceling their trips and requesting the refund of their deposits. The effect of these developments was to endanger the Company’s continued viability as a going concern.

      Company management, concerned about the effects of the September 11 terrorist attacks on the Company’s business, called an emergency special meeting of the Board of Directors. At that meeting, held by phone on Friday, September 21, 2001, Ronald M. Letterman, President and Chief Executive Officer of the Company, advised the Board that the Company was experiencing severe financial distress which he attributed, in large part, to the adverse consequences to the travel industry attributed to the September 11 terrorist attacks. While Mr. Letterman outlined a plan to cut the Company’s costs, he informed the Board that it would not be sufficient to remedy the Company’s financial condition. Mr. Letterman informed the Board that Company management believed that the Company required an injection of additional capital to ensure its future viability as a going concern and that it was critical that such financing be arranged within the next week. The Board and Mr. Letterman discussed the Company’s financial condition as well as its need for additional financing.

      According to the TCR/Thayer Offer, on Monday, September 24, representatives of TCR, which, in June of 2000 invested $27.5 million in the Company’s 9% Notes and, pursuant to the terms of such investment, acquired the right to designate two directors to the Board, met at TCR’s offices with representatives of Thayer to discuss participating in a joint financing of the Company which would result in the Company going private. According to the TCR/Thayer Offer, based on these conversations, on the evening of September 25, TCR forwarded an informal written proposal to Thayer outlining the terms of a potential financing transaction. TCR’s September 25th proposal called for a newly created financing vehicle to be wholly owned by Thayer and TCR, referred to herein as the “Financing Vehicle.” Under the terms of the proposal, Thayer would tender each share of the Company it held to the Financing Vehicle in return for units of the Financing Vehicle. The Financing Vehicle would also commence a tender offer for all of the shares of the Company’s stock held by public shareholders at a price of $0.10 per share and would agree to purchase up to $25 million of certain notes to be offered by the Company.

      According to a letter written on September 27 by Willem de Vogel of TCR (which letter, described below, effected his resignation as a director of the Company), in a telephone call on the afternoon of Wednesday, September 26, Frederic V. Malek, a principal of Thayer and chairman of the Company’s Board, contacted Mr. de Vogel, who was then a director of the Company, and stated that despite the Company’s present financial condition, shares of the Company’s stock should be valued at $1.00 per share in any going-private transaction. According to information provided by Thayer’s counsel to the Company, TCR and their counsel for possible inclusion in the Offer to Purchase, Thayer disagreed with the $0.10 per share tender offer price proposed by TCR as well as TCR’s valuation of the 9% Notes held by TCR and Thayer considered submitting its own financing proposal.

      Thereafter, Thayer forwarded an alternative joint financing proposal to TCR which did not contemplate taking the Company private. According to the information provided by Thayer’s counsel for possible inclusion in CVGI’s Offer to Purchase, TCR and Company management would purchase up to $25 million worth of notes convertible into Company common stock at $1.00 per share. According to such information, TCR rejected Thayer’s informal proposal because of, among other things, the omission of two non-negotiable elements for TCR, a going-private transaction and certainty that TCR would control the Financing Vehicle.

      On Thursday, September 27, both of TCR’s designees on the Board, Mr. de Vogel and Michael Bulkin, resigned from the Board. In his resignation letter, Mr. de Vogel recited Thayer and TCR’s failed efforts since the September 21 board meeting to structure a joint financing proposal as well as Mr. Malek’s refusal to call a Board meeting upon request earlier in the week and concluded that “I believe that I cannot add anything to this board, and thus it is best that I resign, effective immediately.” In his letter, Mr. de Vogel also informed Mr. Malek that while TCR would not participate in Thayer’s proposed financing, “any rescue package is better than none, [and TCR] will not stand in the way of you executing on your proposal,” and assured Mr. Malek that TCR would grant “reasonable waivers” under the terms of its existing financing agreements with the Company to ensure that Thayer would be able to execute its alternative financing proposal.

      On Friday, September 28, TCR forwarded a proposal to Mr. Letterman outlining the terms of a proposed financing of the Company. The September 28 proposal contemplated the formation of the Financing Vehicle to undertake the financing. Under the terms of the proposal, Thayer and TCR would contribute their shares of the Company to the Financing Vehicle in return for units of the Financing Vehicle. The Financing Vehicle would also commence a tender offer for all of the Shares at a price of $0.10 per share and would agree to purchase up to $25 million of certain notes to be offered by the Company. The proposal also provided that the Company could terminate the proposal at any time prior to the completion of the tender offer provided that the Company reimbursed the Financing Vehicle for its out of pocket expenses. TCR stated that the September 28 proposal was contingent on (i) TCR’s receipt of written acceptance by both the Company and Thayer no later than 9:00 a.m. on Sunday, September 30 and (ii) the execution of definitive documentation by Wednesday, October 3 at midnight.

      On September 28, Mr. Malek, acting on behalf of Thayer, sent a letter to Mr. de Vogel indicating that Thayer was not prepared to participate in the September 28 proposal and suggested alternative financing structures. In his letter, Mr. Malek stated that, in general, Thayer was in favor of a privatization as soon as possible at a fair value to the public shareholders and that it would accept the structure of TCR’s proposal with a $0.50 per share tender offer price.

      The Board held a special telephonic meeting on the afternoon of Saturday, September 29. Members of the Company’s management provided a detailed summary of the Company’s financial condition and reported that the Company was on the verge of insolvency. Mr. Letterman stated that he had serious doubts that the Company would be able to continue operating for much longer without an announcement of a capital infusion within the next day or two. The Board discussed the Company’s receipt of TCR’s September 28 financing proposal. During the course of the meeting, Mr. Malek contacted Mr. de Vogel and secured an extension for the Company’s consideration of the September 28 proposal until Monday, October 1, at 5:00 p.m. At the request of Mr. Malek, representatives of Hogan & Hartson L.L.P., the Company’s counsel, referred to herein as “Hogan & Hartson,” provided a summary of the obligations and duties of the directors in an insolvency situation and provided advice to the Board as to the merits of forming a special committee of independent directors to review the September 28 financing proposal.

      The September 28 proposal did not indicate whether TCR would consider providing financing without Thayer’s participation. The Board was never presented with a unilateral proposal of TCR that did not require Thayer’s participation. Hogan & Hartson advised the Board that if the September 28 financing proposal was in fact a joint proposal of TCR and Thayer, the Company’s majority shareholder and an affiliate of Mr. Malek, it was appropriate for the Board to form a special committee of independent directors to consider the September 28 financing proposal or any other proposal that might be presented by third parties as alternatives to any interested director transaction. Mr. Malek stated that the proposal was, in fact, the proposal of Thayer as well as TCR. The Board then appointed the Special Committee of independent directors consisting of Kenneth M. Duberstein and James M. Sullivan, to evaluate and negotiate the September 28 proposal as well as any other proposed transactions involving interested director(s) or made by third parties in lieu of an interested director proposal. After a discussion in which representatives of Hogan & Hartson informed the Special Committee of its past and present representation of Thayer as well as its past and present representation of the Company, the Special Committee retained Hogan & Hartson as its legal counsel.

      Following the September 29 Board meeting, representatives of the Special Committee commenced discussions with an internationally recognized investment banking firm regarding the possibility of the firm serving as the Special Committee’s financial advisor. Later in the evening, after a series of conversations, the firm informed representatives of the Special Committee that it would not undertake a representation of the Special Committee.

      On Sunday, September 30, Hogan & Hartson contacted a second internationally recognized investment banking firm regarding the possibility of the firm serving as the Special Committee’s financial advisor. These discussions continued intermittently throughout the day as well as on the morning of October 1.

      On September 30, the Special Committee retained O’Melveny & Myers LLP to serve as additional legal counsel along with Hogan & Hartson. O’Melveny & Myers LLP had no prior contacts with or representation of any of the parties involved in the transaction. As used herein the term “Special Committee Legal Counsel” means Hogan & Hartson and O’Melveny & Myers LLP.

      On the morning of October 1, legal counsel for TCR, Clifford Chance Rogers and Wells, LLP, referred to herein as “Clifford Chance,” forwarded drafts of both a merger agreement, which also contemplated a tender offer, and a note purchase agreement to Hogan & Hartson. The Special Committee subsequently decided that, based on the terms of the transaction and its inability to make a recommendation as to the fairness of the consideration offered to the Company’s public shareholders, it would not be in a position to recommend that the Board accept a merger agreement. After consultation with Clifford Chance the requirement for a merger agreement was eliminated from the transaction under consideration by the Special Committee.

      On the morning of October 1, Mr. Sullivan held a telephonic meeting with Special Committee Legal Counsel to discuss the terms of the TCR/Thayer September 28 proposal as well as the difficulty of passing upon the fairness of a transaction such as the one contemplated by the September 28 proposal in which the proposed tender price for Shares was so far below the market price of such securities. Mr. Sullivan expressed reservations regarding the price per share offered to the Company’s public shareholders in the tender offer contemplated by the TCR/Thayer September 28 proposal and stated that he was not prepared to recommend that the Board accept the proposal. On behalf of the Special Committee, Mr. Sullivan instructed Special Committee Legal Counsel to approach TCR in order to negotiate a higher per share price for the Company’s public shareholders.

      Following the meeting, Hogan & Hartson contacted a member of Clifford Chance to inform him that the Special Committee was not prepared to recommend that the Board accept the September 28 proposal and that the Special Committee was requesting that TCR increase the per share price offered to the Company’s common shareholders.

      Shortly thereafter, Clifford Chance contacted Hogan & Hartson to explain that TCR was not prepared to increase the per share price offered to the Company’s public shareholders under the terms of the

September 28 proposal. TCR’s legal counsel reiterated that the September 28 proposal allowed the Company to seek a more favorable financing offer at any time prior to the closing of the contemplated tender offer. Clifford Chance also indicated that TCR was willing to extend the deadline for a response to the September 28 proposal to 7:00 p.m. that evening.

      At approximately 4:00 p.m., the Special Committee convened another telephonic meeting. Following Hogan & Hartson’s report that TCR refused to agree to a higher price per share for the Company’s public shareholders, the Special Committee discussed whether to recommend that the Board accept the TCR/Thayer September 28 proposal. In considering whether to recommend that the Board accept the September 28 proposal, in consultation with Special Committee Legal Counsel, the Special Committee considered a number of factors, including:

•	the 7:00 p.m. deadline for responding to the TCR/Thayer September 28 proposal;

•	statements by the Company’s senior management that the Company was suffering from a material crisis of confidence among its major suppliers and customers and would be unable to survive as a going concern unless a capital infusion was announced and closed immediately;

•	the Special Committee’s inability to retain a financial advisor that could provide advice with respect to the September 28 proposal prior to the proposal’s expiration at 7:00 p.m.;

•	the lack of available alternatives;

•	advice from Hogan & Hartson that based on its discussions with Clifford Chance and management’s report as to the urgency of the Company’s cash needs, that it was unlikely that a better price for the nonaffiliated public shareholders would be offered by TCR/Thayer in the time frame required to prevent the Company from ceasing to continue as a going concern and the effect this would have on the Company’s nonaffiliated public shareholders; and

•	the Special Committee’s inability to conclude that the tender offer price embodied in the September 28 proposal is fair and in the best interests of the nonaffiliated public shareholders.

      Following its consideration, the Special Committee determined to recommend that the Board accept the September 28 proposal and, provided that TCR/Thayer would accept the condition, that the Board make no recommendation to the Company’s public shareholders with regard to the tender offer contemplated by the September 28 proposal.

      At approximately 4:30 p.m., the full Board convened a special telephonic meeting. Hogan & Hartson summarized the Special Committee’s inability to obtain a better price for the nonaffiliated shareholders as well as the Special Committee’s action with respect to the September 28 proposal. The Board discussed accepting the September 28 proposal without making a recommendation to the public shareholders with regard to the tender offer. Following this discussion, Mr. Malek informed the Board that Thayer would not participate in the September 28 proposal and he did not know whether TCR would be willing to make the proposal without Thayer’s participation. Following further discussion as to Thayer’s position that Thayer was not yet in agreement regarding its participation in the September 28 proposal, the Board determined that it should, nonetheless, proceed to consider the September 28 proposal based on the assumption that either Thayer and TCR would reach agreement with regard to the terms of the deal as between them or TCR would make a unilateral proposal with the same terms for a public tender offer. Accordingly, in accordance with the recommendation of the Special Committee, the Board determined both to accept September 28 proposal and not to make a recommendation to the Company’s public shareholders with respect to the offer contemplated by the September 28 proposal. The Board also acted to approve the transfer of Thayer’s shares to the Financing Vehicle for the purpose of permitting, under New York’s anti-takeover statute, the business combination contemplated by the September 28 proposal (again, assuming that Thayer and TCR would reach agreement on their joint participation therein).

      Following the Board meeting, Special Committee Legal Counsel conveyed the Company’s acceptance of the September 28 proposal, as well as the Board’s intent to remain neutral with regard to the tender offer contemplated thereby, to TCR’s legal counsel. This acceptance was confirmed later that evening in a letter from Hogan & Hartson to Clifford Chance.

      On the evening of October 1, the Company contacted the American Stock Exchange to request the Company’s stock not open for trading on October 2 pending the release of material news the following day.

      According to information provided by Thayer’s counsel to the Company, TCR and their counsel for possible inclusion in the Offer to Purchase: in discussions between Thayer and TCR on the evening of October 1, Thayer continued to express concerns as to the terms of the TCR proposal and its involvement in the proposed financing; Thayer informed TCR that it could not participate in the TCR financing proposal but would tender its shares at $0.10 per share; TCR replied that it would not accept Thayer’s shares and would not proceed with its financing unless Thayer accepted their terms and agreed to participate in the financing; and Thayer considered TCR’s proposal and determined to work with TCR to develop a viable financing proposal to save the Company from imminent bankruptcy.

      Early on the morning of October 2, Clifford Chance contacted Hogan & Hartson to inform them that Thayer and TCR had been unable to reach agreement the previous evening as to the terms of their joint participation in any proposal and that TCR’s offer to provide financing to the Company on the terms set forth in the September 28 proposal was therefore withdrawn.

      Shortly thereafter and prior to the commencement of trading, the Company contacted the American Stock Exchange to inform it that material news was no longer pending and to request that trading in the Company’s stock be resumed upon the opening of the exchange.

      Hogan & Hartson was informed by representatives of Thayer that during the course of the day on October 2, representatives of Thayer and TCR held discussions regarding the terms of a proposed financing of the Company. The Thayer representatives stated, as they had several times before, that they had tried unsuccessfully to obtain from TCR agreement to a higher price for the public shareholders and that TCR had refused all offers by Thayer to sell their shares to TCR at the same price to be offered to the public.

      Late in the day on October 2, TCR forwarded a letter to Thayer outlining a revised proposal whereby TCR/Thayer would provide up to $25 million of financing to the Company and that the parties would consummate a tender offer for the Shares at a price of $0.10 per share. The October 2 proposal also contemplated Thayer’s contribution of its approximately 9.6 million shares of the Common Stock in exchange for 20% of the equity in the continuing enterprise, and TCR’s conversion of approximately $24 million of its approximately $31 million of debt into 80% of such equity. The new capitalization of the Company set forth in the proposal included the elimination of the $24 million in debt from the Company’s balance sheet.

      On the afternoon of October 3, Clifford Chance informed Hogan & Hartson that TCR and Thayer had not yet agreed on the terms of a definitive financing proposal.

      On the afternoon of October 3, Mr. Letterman informed Hogan & Hartson that the Company’s financial situation and bookings were both stabilizing and that it was possible that the Company’s anticipated cash shortfall was not as great as that forecast at the September 29 Board meeting.

      During the course of the day on October 3, Hogan & Hartson resumed its discussions with the second internationally known investment bank that had been contacted regarding the bank’s possible engagement as the Special Committee’s financial advisor. After a series of discussions, a representative of the bank informed Special Committee Legal Counsel that the bank was not in a position to take on the assignment and suggested that Special Committee Legal Counsel contact Dresdner Kleinwort Wasserstein, referred to herein as “DrKW,” regarding the possible engagement. Shortly thereafter, Hogan & Hartson contacted DrKW and began discussions regarding the Special Committee retaining DrKW as its financial advisor.

      On the morning of October 4, 2001, DrKW and Hogan & Hartson continued their discussions regarding the Special Committee’s engaging DrKW to serve as its financial advisor and the fees that DrKW would charge for the provision of financial advisory services. DrKW stated their fees for financial advisory services would be approximately $1 million. Hogan & Hartson also discussed with DrKW the possibility of the Special

Committee engaging DrKW to provide a fairness opinion. DrKW indicated that it was not prepared to provide a fairness opinion in connection with its services.

      On the afternoon of October 4, 2001, the Special Committee held a telephonic meeting to discuss the status of a TCR/Thayer financing proposal. Hogan & Hartson informed the Special Committee that based on its conversations with representatives of Thayer and TCR it was legal counsel’s understanding that Thayer was attempting to secure certain required internal approvals to participate in such a financing and that it was unclear whether or when TCR/Thayer would jointly present a formal proposal to the Company. Special Committee Legal Counsel and the Special Committee also discussed how, in light of the Company’s improving financial condition, the Special Committee would be able to and should undertake a thorough and deliberate process to analyze any new TCR/Thayer proposal and that it would no longer be advisable for the Special Committee to provide an immediate response to such a proposal as it had to the September 28 proposal. Special Committee Legal Counsel noted that, should TCR and Thayer object to this approach, the Board could by majority vote accept any proposal forwarded to the Company without the Special Committee’s recommendation. The Special Committee and Special Committee Legal Counsel then discussed Hogan & Hartson’s discussions with DrKW regarding the services to be provided by DrKW and the proposed fees for such services. Representatives of DrKW joined the call and discussed the proposed process for evaluating any further proposals by TCR/Thayer as well as DrKW’s fees for such an engagement. After lengthy discussions and negotiations regarding the scope of their services and the size of DrKW’s proposed fees for services, the Special Committee decided to engage DrKW for a fee of $925,000, of which $125,000 was to be paid at the commencement of DrKW’s engagement and $800,000 was to be paid upon the consummation of a financing transaction. The Special Committee engaged DrKW as financial advisor to review the proposal, to consult with the Special Committee regarding the financial aspects of the proposal, to assist in the negotiations regarding the proposal if requested by the Special Committee and to assist in the solicitation or evaluation of alternatives to the proposal if requested by the Special Committee. DrKW was not engaged to provide a fairness opinion.

      On the afternoon of Friday, October 5, Clifford Chance informed Hogan & Hartson that a new TCR/Thayer proposal would be forthcoming shortly. Hogan & Hartson informed Clifford Chance, as it had informed Thayer’s legal counsel on the previous day, that the Special Committee would not be in a position to evaluate any new proposal until the following Thursday, October 11. DrKW had indicated to the Special Committee that it would need at least this period to complete its due diligence and be prepared to present its analysis.

      In the early evening Company management informed Hogan & Hartson that Thayer had been contacted by a large public travel services company regarding the possibility of commencing discussions of an acquisition of the Company. Company management also indicated that representatives of a large network of travel agents had expressed increasing concerns about the Company’s financial stability.

      During a telephone conversation with Hogan & Hartson on the evening of October 5, Mr. Letterman stated that he had been told by a representative of TCR that if the Special Committee did not approve a forthcoming offer from TCR/Thayer by Monday, October 8, then the offer would be withdrawn.

      At approximately 7:00 p.m. on October 5, the Board received a financing proposal from TCR, purportedly on behalf of TCR/Thayer and Mr. Malek, but not signed by such parties. The proposal stated that it would only remain open until 12:00 p.m. on Monday, October 8. The October 5 proposal contemplated that CVGI, then a newly created limited liability company to be wholly owned by Thayer and TCR, would commence a tender offer for all of the Shares at a price of $0.10 per share. Both Thayer and TCR would contribute all of the shares of stock they owned in the Company in return for membership units in CVGI. TCR would also contribute $22.5 million of the 9% Notes it holds in return for approximately $3.8 million of CVGI membership units. The proposal indicated that CVGI would commit to purchasing up to $25 million worth of promissory notes from the Company. The October 5 proposal provided that the Company would have the right to terminate the deal at any time prior to the completion of the tender offer provided that the Company reimbursed all of CVGI’s out-of-pocket expenses. The Company believed this latter provision would have the effect of giving it approximately 30 to 45 days to arrange alternate financing once the tender offer had commenced.

      On the afternoon of Saturday, October 6, Hogan & Hartson and Clifford Chance discussed the process that the Special Committee and DrKW would undertake to evaluate the financial condition of the Company and any proposals within their purview. Hogan & Hartson emphasized that this process would take until the middle or end of the following week.

      On Sunday, October 7, the Special Committee and its advisors received a letter on CVGI letterhead from William Uhrig of TCR setting forth CVGI’s perspective on the status of the October 5 proposal. The letter stated that as of Friday, October 5, Thayer and TCR “had full agreement on the capital raising side” as to the terms of the deal. The letter questioned the Special Committee’s position that it would not consider the October 5 proposal prior to a presentation by its financial advisor scheduled for Thursday, October 11. CVGI stated that it had been “informed that the Committee would have to study [the October 5 proposal] and would not make a decision about it until next Thursday. . . . We are very concerned that Thursday will be too late to save the Company” and that it would not extend the deadline of noon on Monday, October 8, for the Company’s acceptance of the October 5 proposal. CVGI noted that “nothing has happened which changes the reasons for accepting” the proposal since the time that the Special Committee recommended that the Board accept the September 28 proposal. CVGI also expressed concern about the amount of the fee to be paid to the Special Committee’s financial advisor.

      On Monday, October 8, at approximately 11:00 a.m., on behalf of the Special Committee, Hogan & Hartson responded via email to Mr. Uhrig’s letter of October 7. Hogan & Hartson informed Clifford Chance, counsel for TCR, that Mr. Uhrig’s letter reflected a number of “misunderstandings, mischaracterizations and misstatements regarding the [Special] Committee, its actions, responsibilities and duties under applicable law.” Hogan & Hartson noted that it was the Special Committee’s understanding that Thayer and TCR had yet to reach agreement on the terms of any financing proposal as between themselves and that, as TCR’s counsel had previously been advised, the Special Committee would not consider any proposals until they were formally presented as the proposal of both Thayer and TCR. Hogan & Hartson also noted that the Special Committee’s approval of the September 28 proposal on October 1 was made in light of such information concerning the Company’s financial situation as was available at that time. Hogan & Hartson also reiterated that the Special Committee’s financial advisor was in the process of preparing its analysis of the Company and that any future proposals made to the Special Committee in accordance with applicable law and the Special Committee’s charter would “be acted upon as promptly as possible and as appropriate given information the [Special] Committee has in respect of [the Company’s] financial situation at the time such proposal is made.”

      At 11:25 a.m. on October 8, the Special Committee and its advisors received another letter from Mr. Uhrig of TCR. Mr. Uhrig stated that TCR had learned over the preceding weekend that the Special Committee was planning on meeting on Thursday, October 11 to review TCR’s October 5 proposal and that TCR was “not willing to keep the proposal open until Thursday,” that TCR did not believe it should be difficult for the Special Committee, or the entire Board, to evaluate the October 5 proposal because it was substantially similar to the September 28 proposal previously approved by the Board on October 1. Mr. Uhrig went on to state that “if the Special Committee requests that we extend until noon tomorrow, October 9, the time at which our proposal expires, we will most likely do that. We will not extend our proposal beyond noon on October 9.” The letter went on to request that the Board inform TCR immediately in the event that it wanted the deadline extended until noon the following day. Mr. Uhrig voiced TCR’s objections to the amount of the fee to be furnished to the Special Committee’s financial advisor and stated that “our proposal is conditioned upon the Special Committee’s ability to limit the fees to [DrKW], and any other financial advisory fees, to the $125,000 non-contingent fee which has been committed. If completion of the transaction we propose would result in an additional $800,000 of financial advisory fees (or any additional financial advisory fees), we will not carry out that transaction.”

      Shortly thereafter, Hogan & Hartson spoke with Mr. Sullivan and provided a detailed update on the current situation. Mr. Sullivan asked Hogan & Hartson to pass a message on to the appropriate parties requesting that a meeting of the Special Committee be called for later that day to be followed by a meeting of the full Board.

      A telephonic meeting of the Special Committee was held at 5:00 p.m. on October 8. Ms. Lundquist, the Company’s chief financial officer, provided an update of the Company’s financial condition and stated that given recent stabilizing events, the Company’s projected year-end cash shortfall now ranged from $5 to $10 million rather than the $10 to $25 million forecast at the September 29 Board meeting. During the course of the meeting, the Special Committee discussed the continuing absence of Thayer’s confirmation that it was participating in the October 5 proposal. Special Committee Legal Counsel advised the Special Committee that it was not required to act on the interim drafts of the TCR/Thayer proposal, since such interim proposals did not improve the $0.10 tender offer price reflected in the September 28 proposal. Nevertheless, in anticipation of the possible finalization of a joint TCR/Thayer proposal consistent with the October 5 proposal, the Special Committee and its advisors then discussed the proposal. The Special Committee determined, in consultation with its advisors, that the conditions TCR had placed on its October 5 proposal would preclude the Special Committee from conducting a careful and considered analysis of the proposal. The Special Committee thus decided to not alter the terms of DrKW’s engagement and, assuming Thayer’s participation in the October 5 proposal was forthcoming, to wait to receive DrKW’s financial analysis on October 11 before making any recommendation to the Board as to the advisability of the October 5 proposal or any other financing proposal that should properly come before the Special Committee.

      Immediately following the Special Committee meeting on the evening of October 8, the full Board convened a special telephonic meeting. Ms. Lundquist presented a summary of the Company’s financial condition and restated the message she had delivered to the Special Committee that the Company’s projected cash shortfall was now significantly less than the forecast at the September 29 Board meeting. Despite this message regarding the Company’s financial condition, Mr. Letterman informed the Board that the Company was receiving increased pressure from certain credit card companies and travel consortia which were critical to the Company’s survival to give assurances as to its financial position and that it was in danger of losing certain key clients. Mr. Letterman stated that he was concerned that “a run on the bank” with respect to the Company’s business was imminent absent an announceable financing transaction. Mr. Raskas updated the Board on his continuing discussions with a potential acquiror regarding its potential acquisition of the Company.

      During the course of the meeting, members of the Board and Special Committee Legal Counsel received a letter from TCR, via email, stating that the deadline for acceptance of the October 5 proposal had passed and that the proposal was withdrawn. TCR also stated that upon the request of the Special Committee and subject to the satisfaction of TCR’s stated concerns regarding the amount of the fees to be paid to the Company’s financial advisor, TCR would be willing to evaluate whether it would still be willing to provide its share of such financing.

      Later that evening Special Committee Legal Counsel received a letter from Clifford Chance, stating that the Special Committee and Hogan & Hartson had been informed by several sources that TCR and Thayer had agreed upon the terms of a financing proposal, that the October 5 proposal was that of Thayer as well as TCR and that the Special Committee should not delay its consideration of the October 5 proposal based on concerns over whether it was, in fact, the joint proposal of TCR/Thayer.

      On October 9, the Company received notice from two important clients stating that absent stronger assurances as to the Company’s financial viability they would have to consider no longer conducting business with the Company. Mr. Letterman forwarded a memo to the Board updating them on the continuing crisis in confidence caused by customer and vendor issues the Company was facing as a result of questions regarding its financial viability.

      On the evening of October 9, Hogan & Hartson sent Clifford Chance a comprehensive response to the three letters sent to the Special Committee by TCR and its representatives on October 8. Hogan & Hartson reiterated the Special Committee’s position that without an indication from Thayer of its participation there was not a financing proposal on which the Special Committee would act and stated that based on TCR’s stated withdrawal of the October 5 proposal in its correspondence of the previous evening it was unclear whether there was any proposal for the Special Committee to consider at all. Hogan & Hartson stated that despite the uncertainties as to whether there was a proposal for consideration by the Special Committee, that “the exigencies of the situation being what they are, and based on representations from Thayer regarding where they stand in relation to discussions with TCR [regarding] the terms of the TCR proposal, the Special Committee is going forward with its financial advisor under the assumption . . . that TCR and Thayer are likely to come to final terms and jointly present such proposal to the Committee at some point in the future.” Hogan & Hartson further stated that representatives of DrKW would be in contact with TCR to discuss the terms of their proposal. Hogan & Hartson also informed Clifford Chance that both the Board and the Special Committee had ratified the payment of DrKW’s fees and that the DrKW engagement letter had been executed by both the Special Committee and the Company.

      On the afternoon of October 11, the Special Committee, Special Committee Legal Counsel and representatives of DrKW met at Hogan & Hartson’s offices to review the results of DrKW’s analysis of the Company’s financial condition, the terms of TCR’s October 5 proposal and alternatives to entering into a financing transaction with TCR/Thayer. In the course of this meeting, the Special Committee determined that if it were presented with a formal proposal of TCR/Thayer with terms identical to those contained in the October 5 proposal, the Special Committee would not, as of this time, recommend that the Board accept such a proposal. The Special Committee instructed DrKW to commence negotiations with TCR/Thayer in order to improve the terms of any formal proposal of TCR/Thayer as compared to those presented by TCR in its October 5 proposal.

      Following the Special Committee meeting, representatives of DrKW and Hogan & Hartson met with Messrs. Malek and Raskas at Thayer’s offices to discuss the terms of any financing proposal to be made by TCR/Thayer. During the course of this meeting, Hogan & Hartson and DrKW attempted to persuade Thayer to improve the terms of any forthcoming TCR/Thayer financing proposal beyond the terms that had been proposed in each previous TCR/Thayer proposal. Thayer indicated that it had no additional investment funds available for commitment to the Company. Thayer’s representatives also reiterated to Hogan & Hartson and DrKW that they had tried unsuccessfully to get TCR to agree to a higher price for the public shareholders. Hogan & Hartson and DrKW stated that the Special Committee was not comfortable approving a financing on the terms previously proposed by TCR/Thayer but noted that the Board could act on any TCR/Thayer proposal without the recommendation of the Special Committee. Thayer stated that, based on advice of its own outside legal counsel, it would not participate in any TCR/Thayer proposal without Special Committee approval.

      On the morning of October 12, representatives of Thayer, Thayer’s legal counsel, TCR, TCR’s legal counsel, DrKW and Hogan & Hartson met at Thayer’s offices to discuss the terms of any financing proposal to be made by TCR/Thayer. During the course of this meeting, Hogan & Hartson and DrKW advised representatives of TCR/Thayer that the Special Committee was not in a position to recommend that the Board accept the October 5 proposal as fair to the public shareholders in light of the nominal consideration that was being offered in the tender offer, particularly since the price offered represented approximately an 86% discount to the closing price of the Shares on the American Stock Exchange on October 11 and was significantly below the lowest price at which Shares had ever traded since the Company’s initial public offering in 1998. Hogan & Hartson and DrKW suggested that TCR/Thayer could consummate a financing of the Company that did not embody a tender offer. TCR stated that it would not participate in any transaction that did not result in the Company going private. Hogan & Hartson and DrKW proposed that the Board could act on the TCR/Thayer proposal without the Special Committee’s recommendation, and that the Special Committee members would abstain from such a vote in their capacity as members of the Board. Mr. Malek reiterated Thayer’s position that Thayer would not go forward with the proposal without the Special Committee’s approval. Representatives of TCR stated that they would not go forward on any financing without Thayer and that the Company would go bankrupt, the shareholders would get nothing, and the Special Committee would bear liability for losses suffered by the Company’s creditors.

      During the meeting, TCR/Thayer proposed a transaction in which CVGI would lend the Company $10 million at a rate of 7.5% immediately upon the execution of definitive documents and make an aggregate of up to approximately $15 million in additional borrowings available to the Company, to be drawn by the

Company under mutually agreed upon conditions. Thayer and TCR would each agree to contribute their shares of Company stock to their newly formed affiliate in exchange for CVGI membership interests. Under the terms of this proposal, TCR/Thayer would commence a tender offer at $0.10 per share for all of the remaining outstanding Shares. TCR/Thayer indicated their willingness to consider extending the tender offer for a period longer than the minimum statutory period. The Company would be permitted to enter into a definitive agreement with a third party to sell the Company at any time prior to the closing of the tender offer and Thayer and TCR would contractually agree to sell the shares of the Company that each owns as part of a business combination transaction. In the event that the Company terminated the proposal, it would be liable only for CVGI’s out-of-pocket expenses.

      At approximately 12:40 p.m., the Special Committee convened a telephonic meeting with DrKW and Special Committee Legal Counsel. During this meeting, the Special Committee’s advisors provided an update as to the progress of their negotiations with TCR/Thayer since the Special Committee meeting the previous afternoon and updated the Special Committee as to the terms of TCR/Thayer’s most recent proposal. The Special Committee, Special Committee Legal Counsel and DrKW discussed this proposal and the likely effect such terms would have on the ability of the Company to enter into a transaction with a third party as well as the fact that the Company would likely be unable to continue to operate its business if it did not announce a financing transaction shortly. The Special Committee instructed DrKW to negotiate with TCR/Thayer to: (i) extend the length of the tender period to 90 days, (ii) increase the price per share offered to the Company’s public shareholders in the tender offer, (iii) ensure that Thayer and TCR did not have the ability to convert their notes into Common Stock in the event that the Company entered into a business combination with a third party and (iv) require that the closing of the tender offer be contingent on a majority of the public shareholders tendering their Shares. Hogan & Hartson and DrKW also informed the Special Committee of the statements made by Thayer and TCR at the previous evening’s meetings with Thayer and that morning’s meetings with TCR, Thayer and their respective counsel.

      The Special Committee then called Mr. Letterman to get an update on the Company’s current financial condition. Hogan & Hartson provided Mr. Letterman with a summary of the general terms of the most recent proposal from TCR/Thayer. During this conversation Mr. Letterman indicated that in anticipation of important upcoming meetings with several customers, he believed he would face increased pressure to provide assurances of the Company’s financial viability. Mr. Letterman also stated that a major vendor, with whom the Company was in discussions regarding a new relationship, informed the Company that it would require the Company to meet certain financial conditions before proceeding with the proposed relationship and that in its present financial condition the Company would be unable to satisfy such conditions. Mr. Letterman informed the Special Committee that the Company was “bankrupt” and was staying alive purely on the goodwill of creditors and vendors and that without an announceable deal the Company was in imminent danger of failure. Mr. Letterman stated that he believed that a TCR/Thayer financing on substantially the same terms described by Hogan & Hartson would be sufficient to restore confidence in the Company.

      Following the Special Committee meeting, DrKW contacted TCR and Thayer to discuss four items which the Special Committee instructed them to negotiate. TCR and Thayer indicated that they would consider the issues raised by DrKW.

      On the evening of October 12, the Board received a formal financing proposal executed on behalf of both Thayer and TCR, subject to the completion of final documentation by Wednesday, October 17. TCR/Thayer proposed a transaction in which their newly formed affiliate, CVGI, would lend the Company up to $24.25 million including $10 million immediately upon the execution of definitive documentation. Thayer and TCR would each agree to contribute their shares of Company stock to their newly formed affiliate in exchange for CVGI membership interests. Under the terms of this proposal, CVGI would commence a tender offer at $0.15 per share for all of the remaining outstanding shares of the Company’s stock which would remain open until at least December 31, 2001. In the event that at least 50% of the Company’s shares held by the Company’s public shareholders were tendered, CVGI would be required to cause the Company to be merged with a newly formed company wholly owned by CVGI. The Company would be permitted to consummate a more favorable financing transaction with a third party at any time prior to the closing of the tender offer and Thayer and TCR would contractually agree to sell the shares of the Company that each owns as part of such a business combination transaction. In the event that the Company terminated the proposal prior to the closing of the tender offer, it would only be responsible for the out-of-pocket expenses of CVGI. While it was not reflected in the written proposal, based on Hogan & Hartson’s conversations with Clifford Chance, the Special Committee also understood that Mr. Malek would potentially purchase up to $1 million worth of CVGI membership units.

      The Special Committee held a meeting on the morning of October 15 to consider the TCR/Thayer October 12 proposal. During the course of the meeting, Mr. Letterman and Ms. Lundquist informed the Special Committee that the Company was coming under increased pressure from suppliers and vendors to provide evidence of the Company’s financial stability and viability as a going concern. Mr. Malek joined the meeting for a brief period to explain certain details regarding his personal participation in the TCR/Thayer October 12 proposal. DrKW presented the Special Committee with the final results of its analysis of the Company’s financial condition and concluded by informing the Special Committee that, based on management’s assessment that the Company was in imminent danger of ceasing operations as a going concern, the TCR/Thayer October 12 proposal represented the Company’s best chance of survival. Following extensive discussion regarding the terms of the TCR/Thayer October 12 proposal, the Special Committee directed DrKW to contact TCR/Thayer to negotiate for (i) an extension of the tender period past December 31, 2001, (ii) a price per share for the Company’s public shareholders greater than $0.15 and (iii) an extension to Friday, October 19 as the day on which definitive documentation had to be executed. The Special Committee adjourned to provide DrKW time to contact TCR/Thayer and the Special Committee additional time to review the draft press release announcing the transaction as well as the proposed Special Committee resolutions approving the transaction.

      Immediately following the Special Committee meeting, DrKW contacted TCR to further negotiate the terms of the TCR/Thayer October 12 proposal. DrKW was unable to obtain a higher price per share or an extension of the period during which the Company could pursue an alternative financing transaction, but was able to extend the period by when definitive documents were to be executed until Friday, October 19. Because TCR’s concerns in refusing to further extend the tender offer period were stated to be rooted in concerns with securities filings the Company would have to make in the event that it was still a public company in January of 2002, DrKW and TCR agreed that Special Committee Legal Counsel and TCR’s counsel would continue negotiations with regard to the length of the tender offer period.

      At approximately 12:45 p.m., the Special Committee reconvened to discuss the results of DrKW’s negotiation with TCR and to consider whether to recommend to the Board that the Company accept the TCR/Thayer October 12 proposal. In considering whether to recommend that the Board accept the TCR/Thayer October 12 proposal, the Special Committee considered, among other things:

•	its review of the terms of the proposal;

•	the presentations of DrKW at the October 11 and October 15 meetings of the Special Committee relating to the terms of TCR/Thayer’s October 5 and October 12 proposals, respectively, as well as the Company’s financial conditions and prospects;

•	legal advice from Special Committee Legal Counsel regarding the TCR/Thayer October 12 proposal as well as the duties and obligations of the Board and the Special Committee with regard to the TCR/Thayer October 12 proposal;

•	advice from Company management that the Company was still suffering from a material crisis of confidence among its major suppliers and customers and that it was highly probable, if not certain, that the Company would be unable to survive as a going concern unless a capital infusion transaction were to be announced and closed immediately;

•	that it had not been presented with any other immediately available financing alternatives and, in fact, had been advised by the Company and Thayer that each had been unsuccessful in its attempts to fund or arrange an alternative financing transaction;

•	advice from DrKW, based on its negotiations in the days leading up to the proposal, that the proposal represented the best offer that could be obtained from Thayer and/or TCR and that further negotiations would be of no avail and that certain terms of the proposal reflected improvement from the September 28 proposal and draft proposals previously reviewed by the Special Committee;

•	that TCR would not participate in the proposal unless Thayer also participated and that Thayer would not participate in the proposal unless the Special Committee recommended that the Board accept the proposal;

•	the interests of customers and creditors of the Company and, in particular, the financial losses they could suffer if the proposal was not accepted and the Company were ultimately to cease operations as a result;

•	the effect of the proposal on the Company’s (a) prospects for potential growth, development, productivity and profitability, (b) current employees and (c) ability to provide, as a going concern, services and employment opportunities and otherwise to contribute to the communities in which it conducts business;

•	the interests of the public shareholders and, in particular, based on the analysis of both DrKW and the Company’s management, the possibility that if the Company were not to announce and receive an immediate capital infusion, the Company would be unable to survive as a going concern and would be forced to declare bankruptcy, in which case the public shareholders would not receive any value for their shares;

•	in considering the fairness of the tender offer contemplated by the proposal, (a) its conclusion based on its communications and negotiations with Thayer and TCR that $0.15 was the best offer that TCR/Thayer was willing to make and (b) that the structure of the proposal would allow the Company to seek alternative financing terms that are more favorable to it, including a financing transaction which does not include a tender offer or which includes a tender offer at a price per share that is greater than that which is embodied in the proposal; and

•	its conclusion that although it had no alternative but to accept the proposal it would not make any recommendation to the Company’s public shareholders as to whether they should tender their shares in the tender offer.

      In light of the foregoing considerations, the Special Committee determined to recommend that the Board accept the TCR/Thayer October 12 proposal, and that the Board not make any recommendation with regard to whether the Company’s public shareholders should tender their shares in the tender offer contemplated by the proposal. The Special Committee also resolved to recommend to the Board that it be permitted to continue to work as an ad hoc committee, with the assistance of Special Committee Legal Counsel and DrKW, to secure a more favorable financing transaction for the Company’s public shareholders during the pendency of the CVGI tender offer.

      Immediately following the Special Committee meeting, the Board held a special telephonic meeting. At the request of the Board, the Special Committee provided a report regarding the advisability of the TCR/Thayer October 12 proposal. DrKW provided a report of its negotiations earlier in the day with TCR/Thayer. The Special Committee then recommended that the Board approve the TCR/Thayer proposal in accordance with the conditions set forth in the resolution adopted by the Special Committee’s recommendation. The Board then accepted the Special Committee’s recommendation and the October 12 proposal and determined that the Special Committee continue to work as an ad hoc committee, in consultation with DrKW and Special Committee Legal Counsel, during the pendency of the tender offer contemplated by the proposal to seek to identify and negotiate a transaction more favorable to the Company and its public shareholders than the transaction contemplated by the TCR/Thayer October 12 proposal. The Board also adopted a resolution approving the contemplated acquisitions of the Company’s securities, and transfers of the Company’s securities between TCR and Thayer, solely for the purpose of exempting the business combination contemplated by the October 12 proposal from the provisions of the New York state anti-takeover statute.

      During the course of the day of October 15, Hogan & Hartson and representatives of Thayer and TCR held a series of discussions regarding the wording of the press release and the documentation of the final terms of the transaction agreed upon by the parties and not embodied in the TCR/Thayer October 12 proposal. During the course of these discussions, it came to light that the parties were not in agreement as to whether the TCR/Thayer had agreed to keep the tender offer open, and thus preserve the Company’s ability to enter into a financing transaction more favorable to its public shareholders, until December 31 or January 15. Furthermore, it came to light in these discussions, that TCR believed that the Company’s right to terminate the October 12 proposal was conditioned not upon the Company executing definitive documentation with regard to such a transaction, but rather that the Company was required to close a more favorable transaction by that date, including the repayment of any of the outstanding new notes that may be issued pursuant to the October 12 proposal. The Company had interpreted the term sheet to allow it to repay the notes upon the closing of an alternative financing proposal at any time prior to March 31, 2002. Throughout the evening of October 15 and the day of October 16, Hogan & Hartson, DrKW and representatives of TCR/Thayer held a series a discussions in an effort to resolve the issue presented by the differing interpretations. At the end of the day on October 15, representatives of TCR informed a representative of DrKW that (i) TCR was not willing to negotiate its requirement that the December 31 deadline related to the deadline for closing an alternative financing transaction rather than the deadline for entering into definitive documentation related to such a transaction, (ii) TCR was revoking a promise made to Mr. Malek not to institute litigation against other parties to the transaction and (iii) if there was not a public announcement of a transaction by 9:00 a.m. the following morning TCR would no longer be willing to participate in a financing transaction of the Company. Hogan & Hartson informed the members of the Special Committee of TCR’s statements and the Special Committee determined that further negotiations would be of no avail.

      The Company publicly announced the transaction in a press release issued at approximately 8:40 p.m. A copy of this press release was filed with the SEC on the morning of October 17.

      During the period between October 16 and October 30, CVGI and the Company drafted and negotiated the definitive documentation governing the deal. This documentation relates both to CVGI’s purchase of notes from the Company and its planned tender offer for all of the shares of the Company’s stock held by public shareholders. In the course of these discussions, the Company and CVGI negotiated a number of material terms of these documents including, but not limited to, the following:

•	the requirement that CVGI not commence any tender offer for shares of the Company’s stock held by public shareholders, or engage in any other business combination with the company, at a price of less than $0.15 per share for a period of two years;

•	the scope of the waiver granted to CVGI by the Board under New York’s anti-takeover statute;

•	the financial covenants included in the Company’s Convertible Notes and Exchangeable Notes;

•	the date on which the Company’s failure to go private would trigger an event of default under the Notes;

•	the terms of a waiver of covenants and defaults under the Company’s 9% Notes of the Company;

•	the definition of which events would constitute a “material adverse effect” on the Company under the Note Purchase Agreement and, thus, trigger certain rights of CVGI;

•	the conditions precedent to CVGI’s purchase of additional Exchangeable Notes under the Note Purchase Agreement; and

•	the terms pursuant to which Thayer and TCR would agree to tender their shares into a superior financing transaction.

      During this same period Thayer and TCR were engaged in negotiations regarding the documentation between Thayer and TCR relating to the capitalization and management of CVGI, including the Capital Contribution Agreement and Limited Liability Company Operating Agreement described in Section 4 of this Response.

      On October 23, the Special Committee convened telephonically with Special Committee Legal Counsel and DrKW to discuss the status of the definitive documents and to provide direction to Special Committee Legal Counsel and DrKW with regard to the resolution of open issues. Among the issues discussed by the Special Committee, DrKW and Special Committee Legal Counsel was that the tender offer was a firm commitment of TCR/Thayer to offer the shareholders at least $0.15 and was not subject to any conditions other than the implied one that the Note Purchase Agreement not have been terminated. During the course of this meeting, Special Committee, Special Committee Legal Counsel and DrKW also discussed the financial condition of the Company as well as the Company’s efforts to secure a more attractive financing proposal.

      At the October 23 meeting, the Special Committee and Special Committee Legal Counsel also discussed the fact that the definitive documents proposed by TCR/Thayer reflected an “optional” tender offer, did not contemplate any restrictions on TCR/Thayer’s ability to consummate an alternate transaction to acquire the Company and required that the scope of the Board’s approval of the transaction for purposes of the New York anti-takeover statute be such that TCR/Thayer would have been permitted to consummate any transaction with the Company at any time and at any price. The Special Committee became concerned that TCR/Thayer was not committing to make the tender offer and that the definitive documents, as presented, would permit TCR/Thayer to make a tender offer at a lower price per share. Clifford Chance had informed Hogan & Hartson that TCR would not enter into the definitive documents on the basis of the Board’s October 15 resolution and requested that the Board pass a resolution approving the contemplated acquisitions and transfers of the Company’s securities for purposes of the New York anti-takeover statute without the limitation contained in the October 15 resolution to the effect that such approval was solely for the purpose of exempting the presently contemplated business combination. The Special Committee requested that Hogan & Hartson respond that the “blanket” anti-takeover approval requested by TCR would be granted only if TCR/Thayer agreed to a two-year prohibition on consummating any transaction at a price per share of less than $0.15 and clarified their commitment to go forward with the tender offer. The Special Committee sought such clarification in light of the fact that the term sheet approved on October 15 provided that TCR/Thayer would commence a tender offer and that therefore the Company’s October 16th press release announcing the proposed financing, which had been approved by both Thayer and TCR prior to its release, included a statement that “CVGI will launch the $0.15 per share tender offer shortly.”

      On October 30, following additional negotiation of the definitive documents between the Company and CVGI, the Special Committee held a telephonic meeting and recommended that the Board approve the documents and the Company’s performance of its obligations thereunder and reaffirmed its previous recommendation that the Board not make a recommendation to the Company’s public shareholders with regard to the tender offer contemplated by the transaction documents.

      Following the Special Committee meeting, the Board held a telephonic meeting and unanimously approved (i) the transaction documents and the Company’s performance of its obligations thereunder and (ii) a waiver of the New York anti-takeover statute as required by the Note Purchase Agreement.

      On November 2, as negotiations were nearing their end, the parties agreed that the transaction documents would be dated November 2, 2001, and in anticipation of executing such documents, each of the parties delivered execution pages to their respective counsel to be exchanged when the terms had been finalized. On November 5, the parties reached an agreement and exchanged execution pages and CVGI purchased $10 million of the Company’s Convertible Notes and Exchangeable Notes under the Note Purchase Agreement.

      Prior to CVGI’s filing of its Offer to Purchase with the SEC, there were several exchanges of written communication among Hogan & Hartson and/or the Company, on the one hand, and TCR’s and/or Thayer’s counsel, on the other, regarding the draft Offer to Purchase presented by TCR/Thayer and their respective counsel. Hogan & Hartson raised objections to the draft Offer to Purchase, particularly with respect to (i) conditions to the TCR/Thayer Offer which, in the Company’s view, were not contemplated by the Note Purchase Agreement and (ii) certain disclosures which Hogan & Hartson, on behalf of the Company, believed should be either included or corrected in the Offer to Purchase. Clifford Chance, as well as Thayer’s counsel, disagreed with Hogan & Hartson’s views in these regards. The TCR/Thayer Offer was ultimately filed with the SEC on November 13 notwithstanding these differences of opinion. Subsequent to the filing, the parties exchanged additional correspondence regarding these same issues.

      Throughout the period described above, there were a number of contacts and preliminary negotiations with potential acquirors regarding a potential business combination with the Company. Some of these have already conducted extensive due diligence and negotiations are underway as to the specific terms of possible transactions. These negotiations are on-going, but there can be no assurance that any such discussions will lead to the successful consummation of an alternative financing transaction or business combination.

      The Special Committee met on November 20 with Special Committee Legal Counsel and DrKW and discussed the TCR/Thayer Offer and in particular the conditions unilaterally imposed by TCR/Thayer. The Special Committee concurred with TCR/Thayer’s disclosure that the conditions “are for the sole benefit” of TCR/Thayer. The Special Committee also considered the fact that the conditions of the TCR/Thayer Offer, if asserted by TCR/Thayer to avoid the obligations of Purchaser to purchase Shares tendered pursuant to the TCR/Thayer Offer, make the TCR/Thayer Offer differ materially from the offer contemplated by the Note Purchase Agreement. The Special Committee determined that it would express no opinion at this time regarding the TCR/Thayer Offer and would recommend to the Board that the Board express no opinion regarding the TCR/Thayer Offer. The Special Committee instructed Hogan & Hartson to advise the Board of the Special Committee’s recommendation and prepare a written consent for the full Board to accept the Special Committee’s recommendation. As of 5:00 p.m. on November 26, 2001, the full Board had taken no action with respect to the Special Committee’s recommendation.

      During the Special Committee meeting DrKW described to the Special Committee the status of its discussions with potential acquirors and the requirement that some of them have expressed for a discounted payment on the Company’s debt, and DrKW also informed the Special Committee of statements that TCR had made regarding its unwillingness to consider any such proposal that includes a discount on the debt. The Special Committee discussed the fact that the TCR/Thayer Offer states that TCR and Thayer valued approximately $31 million of the Company’s debt securities held by TCR affiliates at only slightly more than 23% of their principal amount in connection with determining the share price that would be offered to public shareholders and in connection with the sale of a portion of that debt to Thayer.

      On the evening of November 26, 2001, the Company, the Special Committee and Special Committee Legal Counsel and other parties to the transaction received a written communication from Thayer indicating that TCR and Thayer are willing to remove all but certain customary conditions from the TCR/Thayer Offer, based on the assumption that the proposed changes would alleviate the Company’s concern that the TCR/Thayer Offer differs materially from the offer contemplated by the Note Purchase Agreement. The Company intends to promptly consider this proposal and any agreement which may be reached in this regard presumably will be reflected in an amended TCR/Thayer Offer.

     Additional Background Information

      This section sets forth information regarding material contacts and proposals made regarding possible business combination and going private transactions involving the Company over the last two years.

      As part of an on-going strategic effort to improve the financial position of the Company and repay certain of the Company’s debt, the Company has considered a variety of financing alternatives including the sale of the Company and/or the sale of certain operating units or subsidiaries in the past two years. In October 1999, the Company engaged an internationally recognized investment banking firm to assist the Company in this regard. As part of its efforts to market the Company, the investment banking firm obtained signed confidentiality agreements from a number of entities, none of which resulted in material offers except those described herein.

      On January 5, 2000, at a meeting of the Board, Roger H. Ballou, a former Chairman of the Board and chief executive officer of the Company, briefed the Board on the various companies that had expressed an interest in the Company to date.

      In late January 2000, a private equity firm made a preliminary proposal in which it offered to invest $12 million in a series of convertible preferred stock, having a conversion price of $2.50 to $3.00 per share and paying dividends at a rate of 8 to 10%. The proposal was subject to a number of conditions, including completion of due diligence, attraction of another partner to provide additional financing, and allocation of at least two seats of the Board to the private equity firm. Another partner never materialized to provide the additional $13 million of financing, and this transaction was not pursued further.

      About that same time, the venture capital arm of a major banking institution offered to purchase from the Company up to $25 million of convertible preferred stock, with an initial conversion price equal to $4.00 per share and dividends payable at an annual rate of 10%. This proposal was also conditioned, among other things, upon the satisfactory completion of due diligence and the execution of an acceptable purchase agreement and related legal documentation. The potential acquiror lost interest and did not pursue the transaction further.

      Also in late January, a major publicly held European travel services company (“Potential European Acquiror #1”) offered to purchase two divisions of the Company, the Classic Custom Vacations subsidiary and the Allied Tours operating unit, for between $50 to $55 million. The Company was not interested in selling the Classic Custom Vacations subsidiary at that time. Additional discussions were held during the Spring with Potential European Acquiror #1 regarding the sale of the Allied Tours operating unit. However, no agreement was reached.

      On February 4, 2000, at a meeting of the Board, Mr. Ballou summarized the results of management’s meetings with the various interested parties and briefed the Board on the status of the various proposals the Company had received.

      In February 2000, a second major publicly held European travel services company offered to acquire the outstanding Common Stock at $4 to $6 per share in cash, representing a premium of between 14% and 71%, over the market price. This offer was dependent, among other things, upon the completion of due diligence and the successful negotiation of a merger agreement and tender offer. After completing its due diligence, this potential acquiror increased its offer to a price not less than $8 per share in cash, representing a premium of 129% over the market price. This offer was again dependent, among other things, upon the completion of additional due diligence, if needed, and the successful negotiation and execution of a merger agreement and tender offer. However, before it could be pursued, the potential acquiror withdrew this offer.

      In February 2000, a major financial services company expressed an interest in acquiring a majority interest in the Company through a stock merger. This offer was dependent upon, among other things, the completion of due diligence and the negotiation and execution of a definitive merger agreement.

      That same month, an online travel company (“Potential Online Acquiror”) offered two preliminary options to the Company. The first option was for Potential Online Acquiror to loan $25 million to the Company, payable partly in cash and partly by allowing Potential Online Acquiror to be the exclusive online provider of the Company’s tour products. The second option was an all-stock merger at a price that was to be determined after Potential Online Acquiror had an opportunity to complete a due diligence review of the Company. The Company rejected these options as it did not believe the terms were as attractive as other proposals it had received.

      On February 18, 2000 and March 10, 2000, Mr. Ballou again briefed the Board on the status of the equity raising project.

      On April 13, 2000, TCR first initiated discussions for the Company to enter into a going private transaction by submitting a proposal to the Company and a separate proposal to Thayer. Both proposals contemplated that a tender offer be made for the Shares at an offer price of $5.50 per share. The proposal to the Company contemplated that the Company would issue $45 million in subordinated debt to TCR and the Company would issue detachable warrants to purchase 11.25 million shares of Common Stock at $4.00 per share. The proposal to Thayer, which was later given to the Company by Thayer, contemplated that (i) in exchange for its Common Stock, Thayer would receive $31 million in cash and approximately 25% in a financing vehicle that would own the Company and (ii) TCR would contribute $61 million in cash to purchase $47 million of senior subordinated debt and approximately 75% of the financing vehicle.

      In late April 2000, two investment firms jointly (“Potential Joint Investment Acquirors”) offered to purchase from the Company up to $15 million of convertible preferred stock at a conversion price of $3.00 per share. The offer also included the issuance of a warrant to purchase 3,500,000 shares of Common Stock at an exercise price of $5.25 per share and a warrant to purchase 6,750,000 shares of Common Stock at an exercise price of $7.50 per share. The offer was conditioned upon several items, including the right of the Potential Joint Investment Acquirors to appoint three members to the Board.

      In early May, Potential Joint Investment Acquirors modified their offer, limiting their investment to a $10 million convertible debenture for the Chicago operations of the Company. These operations would be transferred to a new entity to be formed by Potential Joint Investment Acquirors. The debenture would be convertible into 10% of the newly formed entity’s common equity. Alternatively, Potential Joint Investment Acquirors offered to purchase from the Company $25 million of convertible preferred stock, at a conversion price of $3.80 per share. Two weeks later, Potential Joint Investment Acquirors revised their proposal again, offering to invest $22.5 million in a subordinated convertible debenture, at a conversion price of $5.25 per share. The proposal also included the issuance of a warrant to purchase 1,000,000 shares of Common Stock at a price of $15.00 per share. The Company rejected these proposals in favor of the June 2000 offer of TCR described below.

      Also in late April, a major public North American travel services company (“Potential North American Acquiror”) offered to invest between $20 to $30 million in the Company. Potential North American Acquiror proposed either purchasing (i) new shares of Common Stock at a price between $2.50 and $4.00 per share or (ii) shares of preferred stock at a conversion price between $3.25 and $5.00 per share. The proposal was conditioned upon certain items, including the completion of due diligence by Potential North American Acquiror. These discussions continued for some time; however, the Company ultimately concluded that this transaction could not be pursued to completion in a timely manner and that it was not, in any event, likely to be as favorable as the June 2000 offer of TCR described below.

      On April 25, 2000, Mr. Ballou updated the Board on the status of the various proposals that the Company had received.

      In May 2000, a major European travel services and resort company (“Potential Resort Acquiror”) offered to purchase a controlling interest in the Company at a price of $6.00 per share in cash, representing a premium of 88% over the market price. The offer was dependent upon several items, including completion of a due diligence review of the Company by Potential Resort Acquiror and agreement of the parties regarding the structure of transaction. In early June, Potential Resort Acquiror revised its proposal, offering to purchase $15 million of convertible preferred stock, at a conversion price of $6.25 and a cash coupon of 9%. Additionally, Potential Resort Acquiror proposed initiating a tender offer for all shares of Common Stock not owned by Thayer at a price of $6.25 per share. Potential Resort Acquiror also agreed to acquire from Thayer, at a price of $6.25 per share, the number of shares that would result in Potential Resort Acquiror’s ownership of 50% of the fully diluted shares of the Company. Ultimately, it was concluded that this potential transaction could not be timely completed and that it was not, in any event, likely to be more favorable than the June 2000 offer of TCR described below.

      Also in May of 2000, a U.S. investment group proposed a purchase of a controlling interest in the Company in the “$5.00 per share range.” Discussions were held with this group even after the consummation of the June 2000 offer of TCR; however, the potential acquiror ultimately decided not to pursue the transaction.

      After negotiations among TCR, Thayer and the Company, in early June 2000, TCR sent the Company a revised proposal, offering to invest $27.5 million in a subordinated convertible note, with an interest rate of 9%. According to the proposal, the note would be convertible into Common Stock at a price of $5.25 per share, which represented a substantial premium to the closing price immediately before the transaction was announced. The proposal also stated that the note would be subject to certain conditions, including that the Company meet specified financial ratios and covenants. On June 15, 2000, the Board considered the TCR proposal which the Company’s management had recommended that the Board approve. After a discussion, the Board approved this proposal by a unanimous written consent, dated June 20, 2000. The note was then signed on June 20, 2000.

      In November 2000, a privately held travel services company offered to purchase the Company’s Allied Tours operating unit. Discussions regarding the purchase price ensued, but ultimately the potential acquiror withdrew its offer.

      In December 2000, Clifford Chance, on behalf of TCR, communicated to the Company and Thayer through Hogan & Hartson a suggested structure for a transaction by which (i) TCR and Thayer would contribute their shares in the Company to an acquisition vehicle to be formed by TCR, (ii) such acquisition vehicle would pursue the acquisitions of the Shares of the Company owned by its unaffiliated public shareholders pursuant to a tender offer for $3.00 per share in cash and (iii) such tender offer would be followed by a merger between such acquisition vehicle and the Company.

      Between July and August, 2001 Potential European Acquiror #1 had discussions with the Company’s management regarding the possible sale of the Company’s Allied Tours operating unit.

3.  Certain Agreements, Arrangements and Transactions with CVGI and the Purchaser.

      In considering the recommendations of the Board and the Special Committee with respect to the TCR/Thayer Offer and the Note Purchase Agreement, shareholders should be aware that certain officers and directors of the Purchaser or its affiliates and the Company have interests in the TCR/Thayer Offer which are described below and which may present them with certain actual and potential conflicts of interest.

      The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in “Recommendations — Recommendation of the Special Committee” and “Recommendations — Recommendation of the Board of Directors.”

     The Note Purchase Agreement

      As described in the “Background” section, the Company and CVGI entered into a Note Purchase Agreement dated November 2, 2001. A summary of the Note Purchase Agreement is set forth below. Such summary is qualified in its entirety by reference to the Note Purchase Agreement, which is incorporated herein by reference thereto. A copy of the Note Purchase Agreement has been filed with the SEC as Exhibit (d)(1) to the Schedule TO, which can be obtained on the SEC’s website at http://www.sec.gov.

      In the Note Purchase Agreement, CVGI agreed to purchase $5 million principal amount of the Company’s 7.5% Convertible Senior Subordinated Notes due 2006 (the “Convertible Notes”) and up to $19.25 million principal amount of the Company’s 7.5% Exchangeable Senior Subordinated Notes due 2006 (the “Exchangeable Notes”). All $5 million of Convertible Notes and $5 million principal amount of the Exchangeable Notes were purchased on November 5, 2001. CVGI purchased an additional $5 million principal amount of the Exchangeable Notes on November 26, 2001 and will purchase the remainder of the Exchangeable Notes at the request of the Company in tranches of $5 million and $4.25 million.

      The principal terms of the Convertible Notes are:

•	Principal will be due on December 31, 2006.

•	Interest will accrue at a rate of 7.5% per annum until August 1, 2003, and at 9% per annum after that. Any interest payment due on or before June 1, 2003 may be made in cash or with additional Convertible Notes or Exchangeable Notes. Interest due after that date must be paid in cash.

•	As described in more detail below, if the Note Purchase Agreement is terminated under certain circumstances with the Company’s election to proceed with an alternative financing, then the entire unpaid balance of the Convertible Notes and the Exchangeable Notes, plus interest, may become due and payable.

•	Under certain circumstances involving the Company’s election prior to the closing of the tender offer to proceed with an alternative financing, the entire unpaid balance of the Convertible Notes and

Exchangeable Notes, plus interest, will be due on the earlier of the date the Note Purchase Agreement is terminated or December 31, 2001.

•	The Company may at any time after March 31, 2002, prepay the principal of all, but not less than all, the Convertible Notes. If it prepays the principal of the Convertible Notes after March 31, 2002, it will be required to issue to the holders of the prepaid Convertible Notes warrants to purchase for $0.15 per Share the number of Shares into which the Convertible Notes could have been converted when they were prepaid.

•	The Convertible Notes are convertible beginning after March 31, 2002, into Common Stock at $0.15 principal amount per share (subject to adjustment to prevent dilution or take account of various corporate events).

•	Defaults include, in addition to failure to pay principal or interest when it is due and other normal events of default, (i) the failure of the Company to terminate by October 31, 2002, its obligation to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) failure of the Company to meet certain booking targets, (iii) failure of the Company’s shareholders to approve by May 31, 2002 an increase in the number of shares of Common Stock the Company is authorized to issue to 200,000,000, (iv) prepayment of some, but not all, the Convertible Notes and the Exchangeable Notes or (v) the Company’s entering into a definitive agreement for an alternate financing which does not meet standards specified in the Note Purchase Agreement (which are described below).

•	The Company’s obligations with regard to the Convertible Notes will be subordinate to senior secured credit facilities from commercial banks or similar institutions which provide for loans of up to $25 million. The obligations with regard to the Convertible Notes are Senior Indebtedness with regard to the Company’s 9% Notes (all of which are held by GV Investment LLC (“GVI”), which is owned by TCR and two related funds).

      The terms of the Exchangeable Notes are essentially the same as those of the Convertible Notes, except that (a) the interest rate on the Exchangeable Notes will increase to 15% after March 31, 2002, (b) the Exchangeable Notes will not be convertible into Common Stock, and (c) whenever the number of shares of Common Stock the Company is authorized to issue is increased to 200,000,000, the Exchangeable Notes will automatically be exchanged for Convertible Notes.

      The Note Purchase Agreement required CVGI to cause the Purchaser to commence the tender offer contemplated therein within five business days after the initial sale of Convertible Notes and Exchangeable Notes, and required that if at least 50% of the Shares which were not owned by TCR or Thayer were tendered in response to the tender offer, the Purchaser would be required to purchase all the Shares which are properly tendered and not withdrawn, and CVGI would be required to cause the Merger to take place. The Note Purchase Agreement also provided that the tender offer contemplated therein was not to expire before December 31, 2001 and that the price offered was not to be less than $0.15 per share.

      The Company will have the right to terminate the Note Purchase Agreement at any time before CVGI accepts the Shares which are tendered in response to the tender offer contemplated therein (which it may not do before December 31, 2001) in order to carry out an alternate financing which (i) provides for immediate prepayment of all the Convertible Notes and Exchangeable Notes and (ii) the Company’s Board determines will be more favorable to the Company than the transactions contemplated by the Note Purchase Agreement. The Company may, without terminating the Note Purchase Agreement, enter into a definitive agreement relating to an alternate financing meeting those standards with a source of that alternate financing which the Company’s Board reasonably determines has the financial ability to carry out the alternate financing, but if the Company does that, the Note Purchase Agreement will terminate, and all the outstanding Convertible Notes and Exchangeable Notes will become payable, on the earlier of the day of the closing of the alternate financing transaction or December 31, 2001.

     Waiver of Defaults Under 9% Notes

      In connection with the Note Purchase Agreement and the issuance of the Company’s Convertible Notes and Exchangeable Notes thereunder, the Company sought and received a waiver (the “9% Notes Waiver”) from GVI, a TCR affiliate and the holder of all of the Company’s 9% Notes. Pursuant to the 9% Notes Waiver, GVI waived and released any incurred defaults or events of default that existed under certain financial covenants contained in the 9% Notes. In addition, the terms of such financial covenants were relaxed so that the Company would have sufficient cushion to operate in the short term without fear of triggering additional financial covenant defaults under the 9% Notes. The waivers, releases and covenant modifications will cease to have any effect if, at any time prior to March 1, 2003, the Company fails to comply with any of the covenants of the Convertible Notes and the Exchangeable Notes.

     The Agreement to Tender

      At the same time CVGI entered into the Note Purchase Agreement, CVGI, GVI, TCR, and Thayer agreed that if the Company terminates the Note Purchase Agreement in order to enter into an alternate financing transaction of the type described under “Note Purchase Agreement” and that alternate financing includes the purchase of all the outstanding Common Stock for a price in excess of $0.15 per share, each of CVGI, GVI, TCR and Thayer will tender or otherwise sell or exchange all their Common Stock in connection with the alternate financing transaction on the same terms as those on which the holders of Shares sell or exchange their Shares. CVGI, GVI, TCR and Thayer also agreed to vote all their Common Stock in favor of the alternate financing transaction if a vote is required. The foregoing description is qualified in its entirety by reference to the Agreement to Tender, which is incorporated herein by reference thereto. A copy of the Agreement to Tender has been filed with the SEC as Exhibit (d)(2) to the Schedule TO, which can be obtained on the SEC’s website at http://www.sec.gov.

4.  Relationship with TCR/Thayer.

      This section sets forth certain relationships among the Company, on one hand, and TCR and Thayer, on the other. Additional descriptions of relationships with the Company’s directors, executive officers and affiliates are set forth in the Company’s Proxy Statement for the 2001 Annual Meeting of the Company’s Shareholders, filed with the SEC by the Company on April 16, 2001, and the Company’s Proxy Statement for the 2000 Annual Meeting of the Company’s Shareholders, filed with the SEC on April 14, 2000, both of which are incorporated herein by reference thereto. A copy of the proxy statements can be obtained at the SEC’s website at http://www.sec.gov.

      The Purchaser is a Delaware corporation that is wholly owned by CVGI. CVGI is a Delaware limited liability company that has two members, TCR and Thayer. Subject to the terms of the Capital Contribution Agreement described below, TCR owns approximately 80% of the membership interest of CVGI and Thayer owns approximately 20% of the membership interest of CVGI.

     Capital Contribution Agreement

      The following sets forth the presentation of the Company’s independent analysis of the Capital Contribution Agreement which is incorporated herein by reference thereto. A copy of the Capital Contribution Agreement has been filed with the SEC as Exhibit A to the Schedule 13D of TCR and Thayer filed with the SEC on November 15, 2001, which can be obtained on the SEC’s website at http://www.sec.gov. Please note that the Company is not a party to the Capital Contribution Agreement.

      The Capital Contribution Agreement, dated November 2, 2001, sets forth the procedures by which various TCR and Thayer entities have agreed to contribute their securities in the Company to CVGI in exchange for units in CVGI. As you read this summary, please note that, as described in other portions of this Response, the Purchaser, CVGI and GVI are affiliates of TCR and the Purchaser, CVGI and Mr. Malek are affiliates of Thayer, but for the purposes of this subsection titled “Relationship with CVGI and its Affiliates — Capital Contribution Agreement” it will be necessary to refer to each separately. Accordingly, solely for the purposes of this subsection any reference to TCR hereinafter shall mean all affiliates of TCR excluding the

Purchaser, CVGI and GVI and any reference to Thayer hereinafter shall mean all affiliates of Thayer excluding the Purchaser, CVGI and Mr. Malek.

      In preparing this summary and the analysis described below, we have made several assumptions that we believe are consistent with assumptions either stated in or underlying the Capital Contribution Agreement. We have assumed that:

•	the Company issues all Convertible Notes and Exchangeable Notes set forth in the Note Purchase Agreement in the principal amount of $24.25 million;

•	each party to the Capital Contribution Agreement is required to fund the full amount of its obligation under the agreement;

•	the Shares held by Mr. Malek and Mr. Raskas independently of their affiliation to Thayer will be tendered in response to the TCR/Thayer Offer (such Shares will be considered Shares owned by “public shareholders” for the purposes of this subsection);

•	all Shares are tendered in response to the TCR/Thayer Offer or are otherwise obtained by CVGI by the contemplated Merger with the result that net proceeds of $0.15 per share flow to the public shareholders; and

•	certain conditions to the transactions are fulfilled (for example, in respect of Mr. Malek’s contribution, certain internal approvals are obtained from Thayer).

      Based on these assumptions, there are five major transactions contemplated by the Capital Contribution Agreement as follows:

1. TCR will purchase 20 million units in CVGI for $20 million in cash, Thayer will purchase 4 million units in CVGI for $4 million in cash and Mr. Malek will purchase 1 million units in CVGI for $1 million in cash;

2. CVGI will provide $750,000 to the Purchaser which in turn will be used to purchase the Shares of the public shareholders in the TCR/Thayer Offer;

3. GVI will contribute the 386,300 shares of Common Stock it owns to CVGI in exchange for 57,945 units in CVGI;

4. Thayer will contribute the 3,500,000 shares of Common Stock it owns to CVGI in exchange for 525,000 units in CVGI; and

5. Thayer will indirectly purchase 9% Notes with a face value of $4,950,353 by acquiring, in exchange for 6,099,749 shares of Common Stock and 225,419 units of CVGI, 9% Pass-Through Notes issued by GVI in the principal amount of $4,950,353 which will allow Thayer to receive the proceeds of an equivalent principal amount of 9% Notes upon repayment by the Company.

      The table below sets forth the ownership of the Company’s securities prior to the transactions contemplated by the Note Purchase Agreement and the Capital Contribution Agreement (“Before”) and on a pro forma basis, the ownership of the Company’s securities after giving effect to such agreements based on the assumptions and descriptions of transactions listed above (“After”).

      Based on 14,392,825 total shares of Common Stock outstanding as of November 7, 2001, the $0.15 per share price being offered to the public shareholders pursuant to the TCR/Thayer Offer is equivalent to approximately $21,589 for each 1% of the Company’s currently outstanding equity.

	Before			After

	Common Stock		9% Notes	Cash	Company Securities				CVGI Units

	Shares	%			Shares	9% Notes		7.5% Notes	Units	%

TCR	—	—	—	$(20,000,000)	—	—		—	20,000,000	74.84%
GVI	386,300	2.68%	$31,000,000	—	—	$26,049,647		—	1,198,326	4.48%
Thayer	9,599,749	66.70%	—	$(4,000,000)	—	$4,950,353	(1)	—	4,525,000	16.93%
Mr. Malek	—	—	—	$(1,000,000)	—	—		—	1,000,000	3.74%
CVGI	—	—	—	—	9,986,049	—		$24,250,000	*	*
CVG Acquisition	—	—	—	—	4,406,776	—		—	*	*

Total	9,986,049	69.38%	$31,000,000	$(25,000,000)	14,392,825	$31,000,000		$24,250,000	26,723,326	100.00%

(1)	Indicates Thayer’s right to receive $4,950,353 upon repayment of such amount of 9% Notes by virtue of its ownership of GVI 9% Pass-Through Notes in the same principal amount.

      The Offer to Purchase indicates that TCR and Thayer assumed, for purposes of these transactions, that the 9% Notes in the principal amount of $4,950,353 had a value of approximately 23% of their face value which would indicate their belief that such 9% Notes had a value (using 23% exactly for the purposes of calculation) of $1,138,581. Of that $1,138,581, $225,419 was allocated to the purchase of 225,419 CVGI units which, as suggested by transaction #1, would have a value of $1 per unit, and the remaining $913,162 was allocated to the 6,099,749 shares of Common Stock. The result is that 225,419 CVGI units were used to indirectly purchase 9% Notes in the principal amount of approximately $980,083, and that 6,099,749 shares of Common Stock were used to indirectly purchase 9% Notes in the principal amount of approximately $3,970,270, or approximately $0.65 per share.

      As described above, there are certain conditions that must be fulfilled prior to the consummation of the five transactions described above taking place. Notably, a termination of the Note Purchase Agreement will change which transactions are required to occur, particularly if the Note Purchase Agreement is terminated by the Company or terminates under the provision of the Note Purchase Agreement which allows the Company to terminate such agreements in order to pursue an alternate financing transaction. In such instance, pursuant to the Capital Contribution Agreement, TCR granted Thayer an option to acquire $3,897,945 of the 9% Notes for a purchase price of $897,945 (representing approximately 23% of the face amount of such debt). This option is exercisable from the date of such termination until the 9% Notes are paid in full, and survives any termination of the Capital Contribution Agreement. It is the Company’s understanding, based in part on discussions between Hogan & Hartson and TCR’s counsel and Thayer’s counsel in respect of the Capital Contribution Agreement, that the purpose of this option is to allow Thayer to participate in a portion of the 9% Notes in the event that the Company consummates an alternative financing transaction and the 9% Notes are repaid in connection therewith, as negotiated consideration for Thayer’s participation in the financing contemplated by the Note Purchase Agreement.

     CVGI Limited Liability Company Operating Agreement

      According to documents provided to the Company by TCR/Thayer, the operating agreement for CVGI states that a majority vote of CVGI’s members is generally required for actions taken by CVGI, but approval of the holders of at least 90% of the outstanding membership interests is required before CVGI can take certain actions related to its subsidiaries, including the Company and any of the Company’s subsidiaries, including the following:

•	sale of the assets of the Company or the Company’s subsidiaries, subject to certain exceptions after April 30, 2003;

•	cessation of the business of the Company and its subsidiaries taken as a whole;

•	permitting the Company or any of its subsidiaries to enter into a transaction with either TCR or Thayer, except for certain specified existing commitments;

•	payment of any fees or compensation from the Company to either TCR or Thayer;

•	agreeing to any amendment, prepayment or modification of the terms of the Convertible Notes or the Exchangeable Notes; or

•	certain transfers or sales of the Convertible Notes or the Exchangeable Notes.

      In addition, CVGI’s operating agreement specifies that until there are significant changes in the ownership percentages, CVGI, which will be the Company’s majority shareholder, will vote its shares such that the Company’s Board will consist of five directors, of which TCR may designate three and Thayer may designate two.

     Registration Rights Agreement

      The Company entered into a Registration Rights Agreement, dated June 12, 1998, as amended on June 20, 2000 (the “Registration Rights Agreement”), with each shareholder who owned Common Stock in the Company prior to the Company’s initial public offering (the “Original Shareholders”), including certain Thayer entities, certain now former senior executives of the Company, and Allied Tours Holding Corp. The amended Registration Rights Agreement (i) included GVI (with the Original Shareholders, the “Shareholders”) as a party to the Registration Rights Agreement and (ii) included the shares of Common Stock to be issued to GVI upon conversion of the 9% Notes as securities registrable under the terms of the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Shareholders have the right to require the Company to register their Common Stock under the Securities Act of 1933 as amended (the “Securities Act”), in certain circumstances. If the Company proposes to register its securities under the Securities Act, either for its own account or the account of others, the Shareholders will be entitled to notice of such registration and to include their Common Stock in such registration; provided, that, among other conditions, the underwriters for any offering will have the right to limit the number of such shares held by such Shareholders included in such registration, subject to certain conditions. In addition, the holders of a majority of the Common Stock held by the Shareholders at any time will have the right to require the Company to file under the Securities Act up to two “long form registrations” (as defined in the Registration Rights Agreement) at the Company’s expense and an unlimited number of “long-form registrations” at their own expense. Further, the holders of 25% or more of the outstanding Common Stock held by the Shareholders at any time will have the right to require the Company to file under the Securities Act up to four “short-form registrations” (as defined in the Registration Rights Agreement) at the Company’s expense. The Company will also use its best efforts to make short-form registrations on Form S-3 available for the sale of Common Stock held by the Shareholders, including as a “shelf registration,” if so requested by the holders of 25% or more of the Common Stock held by the Shareholders.

      The Registration Rights Agreement has been filed with the SEC as Exhibit 10.5 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (Registration No. 333-52673) and is incorporated herein by reference thereto. Amendment No. 1 to the Registration Rights Agreement has been filed as an exhibit to the Company’s Schedule 14D-9 containing this response and is incorporated herein by reference thereto. Copies of both documents can be obtained on the SEC’s website at http://www.sec.gov.

     Shareholders Agreement

      As set forth in Amendment No. 1 to the Schedule 13D of Thayer filed with the SEC on June 23, 2000, in connection with the issuance of the 9% Notes, Thayer and GVI entered into a Shareholders Agreement, dated as of June 20, 2000 (the “Shareholders Agreement”). Please note that the Company is not a party to the Shareholders Agreement.

      Pursuant to the Shareholders Agreement: (a) certain transfer restrictions were imposed on the Common Stock and other equity securities of the Company, including securities convertible into or exercisable or exchangeable for equity securities (collectively, “Equity Securities”) owned by the parties to such agreement; (b) each of Thayer and GVI agreed to vote all of their respective Equity Securities to cause the Board to be comprised of eight directors, initially with six nominated by Thayer and two nominated by GVI (such number to decrease if GVI’s holdings in the Issuer decrease); (b) Thayer agreed to vote all of its Equity Securities in favor of a shareholder proposal to approve the issuance to GVI of the shares of Common Stock issuable upon conversion of the 9% Notes and to take all other actions within its control to ensure that a shareholder meeting to consider this proposal was held by June 20, 2001; and (c) both parties agreed that (i) if either party requests a change in the Company’s Chief Executive Officer or Chief Financial Officer, then the other party shall do all things in its power to effect that change and (ii) both parties shall support only replacement candidates for these offices as are mutually agreed upon.

      The Company has no knowledge that the Shareholders Agreement has been amended or terminated. The Shareholders Agreement has been filed with the SEC as Exhibit 7 to the Amendment No. 1 to the Schedule 13D of Thayer filed with the SEC on June 23, 2000 and incorporated herein by reference thereto. A copy of this agreement can be obtained on the SEC’s website at http://www.sec.gov.

     Relationship with TCR

      GVI, a Delaware limited liability company and an affiliate of TCR, is the holder of a 9% Note purchased from the Company for $27,500,000, and convertible into Common Stock at a conversion price of $5.25. The 9% Note may be converted in whole or in part, at any time, into Common Stock.

      Interest on the 9% Notes is payable quarterly. The Company has elected to make the interest payments required under the 9% Note in the form of additional 9% Notes. To date, the Company has issued additional 9% Notes in the aggregate amount of approximately $3.3 million to satisfy such interest payments.

      Pursuant to the Note Purchase Agreement, GVI agreed to a modification and waiver of certain financial covenants under the 9% Notes through March 2003. However, if the Company were to default on the notes made by the Company in connection with the November 2001 financing, such event would also result in a default under the 9% Notes. Likewise, a default under the 9% Notes would result in a default under the Convertible Notes and Exchangeable Notes.

      According to a Schedule 13D filed by GVI with the SEC on November 15, 2001, GVI has granted Allied Capital Corporation a security interest in the 9% Notes it holds to secure GVI’s obligations under a $5.5 million note to Allied Capital Corporation. GVI is required to apply any proceeds received from sales of the 9% Notes to repay the note to Allied Capital Corporation until that note is paid in full.

     Relationship with Thayer, Frederic V. Malek and Daniel A. Raskas

      As described above, Thayer currently owns a controlling interest in the Company and has agreed to contribute its interests in the Company to CVGI. Thayer Equity Investors III, LP is a Delaware limited partnership whose sole general partner is TC Equity Partners, L.L.C. Frederic V. Malek, Chairman of the Board of the Company, is a member of TC Equity Partners, L.L.C. Daniel Raskas, a director and former officer of the Company, is also a Managing Director of a Thayer affiliate. As a result, Messrs. Malek and Raskas may receive benefits from transactions involving these entities or their affiliates. Also as described above, Mr. Malek has agreed, subject to certain internal Thayer approvals, to purchase up to $1 million of CVGI units under certain circumstances.

     Expenses

      In July and August 2000, the Company reimbursed TCR approximately $150,000 and Thayer approximately $45,000 for direct expenses incurred in connection with issuance of the 9% Notes. Between October 1, 2000 and October 31, 2001, the Company reimbursed TCR approximately $47,000 and Thayer approximately $25,000 in connection with reimbursement of travel and other out-of-pocket expenses.

5.	Certain Agreements, Arrangements and Transactions between the Company and its Directors, Executive Officers and Affiliates.

     Employment Agreements

      The Note Purchase Agreement contemplates that Mr. Letterman will continue his employment as chief executive officer of the Company, and if he does not, CVGI has no obligation to provide further funding under the Note Purchase Agreement. CVGI, in the Convertible Notes and the Exchangeable Notes, has required the Company to purchase a fully paid key man life insurance policy with a term of at least two years insuring the life of Mr. Letterman.

      Further information regarding employment agreements between the Company and its executive officers can be found on pages 9 and 10 of the Company’s most recent Proxy Statement filed with the SEC on April 16, 2001, in the section titled “Employment Agreements.”

     Shares, Options and Other Stock-Based Awards

      The table on Schedule I hereto sets forth information regarding the beneficial ownership of the Shares by (i) the directors and executive officers of the Company, (ii) certain entities of TCR and Thayer as of November 26, 2001. Messrs. Raskas, Duberstein, Letterman and Sullivan and Ms. Lundquist have option agreements with the Company for stock options granted by the Company, as set forth on Schedule I. Mr. Bulkin, a former director of the Company designated by TCR also was granted certain stock options by the Company, but those options were cancelled upon his resignation from the Board, as such options were unvested.

     Special Committee Compensation

      Each Special Committee member has received $25,000 for service as a Special Committee member. Each Special Committee member will be compensated an additional $25,000 if an alternative financing proposal is consummated. The Board and the Special Committee believe that the foregoing payments do not affect the Special Committee’s independence or impartiality.

6.     Financial Advisor.

      Pursuant to the engagement letter dated October 6, 2001 among DrKW, the Company and the Special Committee, the Company paid DrKW a retainer fee of $125,000 upon execution of the engagement letter and will pay a transaction fee of $800,000 upon the initial closing of the Note Purchase Agreement, in addition to certain reasonable out-of-pocket expenses. The Company has also agreed to reimburse DrKW for its travel and other reasonable out-of-pocket expenses, including the fees and expenses of its legal counsel, and to indemnify DrKW for certain liabilities in connection with the engagement. In the ordinary course of its business, DrKW or its affiliates may actively trade or otherwise effect transactions in the securities of the Company for its own account and for the account of its customers and, accordingly, may at any time hold long or short positions in such securities. There has been no other material relationship between the Company and DrKW during the past two years.

      The Special Committee engaged DrKW to act as its exclusive financial advisor to review the proposal, to consult with the Special Committee regarding the financial aspects of the proposal, to assist in the negotiations regarding the proposal if requested by the Special Committee and to assist in the solicitation or evaluation of alternatives to the proposal if requested by the Special Committee. DrKW was engaged and acted solely as an advisor to the Special Committee and not as an advisor to or an agent of any other person, including the

Company. DrKW was not engaged to provide a fairness opinion and did not provide any determination, recommendation or opinion as to the fairness, from a financial point of view, or otherwise, of the Offer Price to the holders of Shares.

7.  Recommendations.

     Recommendation of the Special Committee.

      The Special Committee expressed no opinion, made no recommendation and recommended that the Board make no recommendation as to whether shareholders should tender their Shares in response to the tender offer contemplated by the Note Purchase Agreement. In reaching this position, the Special Committee considered a number of factors, including the following:

1. Terms of the Proposed Financing. The Special Committee considered the terms of the October 12 proposal, as well as the proposed financing documents.

2. Advice of DrKW. DrKW made presentations to the Special Committee relating to the terms of TCR/Thayer’s October 5 and October 12 proposals as well as the financial conditions and prospects of the Company, and advised the Special Committee that based on negotiations between DrKW and Hogan & Hartson with TCR and Thayer, it was DrKW’s view that the October 12 proposal represented the best offer that could be obtained from TCR and Thayer under the circumstances. DrKW also advised the Company that the October 12 proposal reflected improvements for the Company’s public shareholders from the September 28 proposal and draft proposals previously reviewed by the Special Committee. DrKW did not provide an opinion as to the fairness from a financial point of view or otherwise, of the Offer Price, or the transaction.

3. Advice of Legal Counsel. The Special Committee considered legal advice from Special Committee Legal Counsel regarding the proposals and regarding the duties and obligations of the Board and the Special Committee in connection with the proposals.

4. Advice of Management. Mr. Letterman and Ms. Lundquist advised the Special Committee that the impact on the travel industry of the September 11 terrorist attacks caused the Company to suffer from a material crisis of confidence among its major suppliers and that it was highly probable, if not certain, that the Company would be unable to survive as a going concern unless a capital infusion transaction was announced and closed immediately.

5. Interests of Public Shareholders. The Special Committee considered the interests of the public shareholders and, in particular, based on the presentations of both DrKW and the Company’s management, the possibility that if the Company did not announce and receive an immediate capital infusion, the Company would be unable to survive as a going concern and would be forced to declare bankruptcy, in which case the public shareholders would not receive any value for their shares.

6. Alternatives. The Special Committee was not presented with any financing alternatives which were immediately available other than the October 12 proposal and was advised by the management of the Company and Thayer that neither of them had been successful in their attempts to fund or arrange an alternative cash infusion transaction.

7. Involvement of TCR and Thayer. The Special Committee considered that TCR would not participate in the transaction contemplated by the October 12 proposal unless Thayer also participated and that Thayer would not participate in such transaction unless the Special Committee recommended that the Board accept the October 12 proposal.

8. Effect Upon Related Parties and Growth of the Company. The Special Committee considered the interests of customers and creditors of the Company and, in particular, the financial losses they could suffer if the October 12 proposal was not accepted and the Company were to ultimately to cease operations as a result. The Special Committee also considered the effect of the October 12 proposal on the Company’s:

•	prospects for potential growth, development, productivity and profitability;

•	current employees;

•	ability to provide, as a going concern, services and employment opportunities; and

•	ability to otherwise contribute to the communities in which the Company does business.

9. Alternative Financing. In considering the fairness of the tender offer contemplated by the October 12 proposal, (a) the Special Committee’s conclusion based on its communications and negotiations with Thayer and TCR was that $0.15 per share was the best offer that TCR/Thayer was willing to make and (b) that the structure of the proposal would allow the Company to seek alternative financing terms that are more favorable to it, including a financing transaction which does not include a tender offer or which includes a tender offer at a price per share that is greater than that which is embodied in the proposal.

10. Possible Conflicts of Interest. The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of the Company, TCR and Thayer discussed above under “Relationship with CVGI and its Affiliates.”

      In light of the foregoing, the Special Committee concluded that it had no alternative but to accept the October 12 proposal. Based on the information presented to the Special Committee and the lack of alternatives described above, the Special Committee did not believe that its fiduciary obligations required it to conduct a fairness assessment of the October 12 proposal. In addition, one of the conditions to the initial closing and all subsequent closings under the Note Purchase Agreement was that the Board of Directors will not have recommended or voted to recommend that the shareholders of the Company not tender their Shares in response to the tender offer contemplated by the Note Purchase Agreement. Accordingly, the Special Committee determined that it would not make a recommendation to the Company’s shareholders as to whether they should tender their Shares in response to an a tender offer made in accordance with the Note Purchase Agreement.

      The TCR/Thayer Offer contains various conditions, which the Special Committee believes cause the TCR/Thayer Offer to differ materially from the tender offer contemplated by the Note Purchase Agreement. One of the conditions stated in the TCR/Thayer Offer is that the Board not recommend that the Company’s shareholders not tender their Shares. In addition, as mentioned in the foregoing paragraph, one of the conditions to the initial closing and all subsequent closings under the Note Purchase Agreement was that the Board of Directors will not have recommended or voted to recommend that the shareholders of the Company not tender their Shares in response to the tender offer contemplated by the Note Purchase Agreement. In this regard, since the TCR/Thayer Offer purports to be the offer contemplated by the Note Purchase Agreement, the Special Committee determined that it would not make a recommendation and recommended that the Board not make a recommendation as to whether the Company’s shareholders should tender their Shares in response to the TCR/Thayer Offer.

     Recommendation of the Board

      The Board expressed no opinion and made no recommendation as to whether shareholders should tender their Shares in response to the tender offer contemplated by the Note Purchase Agreement. In reaching this position, the Board considered the following factors, each of which, in the view of the Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; and (ii) the factors referred to above as having been taken into account by the Special Committee. The members of the Board, including the members of the Special Committee, evaluated the tender offer contemplated by the Note Purchase Agreement in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors.

      As of 5:00 p.m. on November 26, 2001, the full Board had taken no action with respect to the Special Committee’s recommendation, adopted November 20, that the Board not make a recommendation as to whether the Company’s shareholders should tender their Shares in response to the TCR/Thayer Offer.

     Purpose and Fairness

      The Company’s purpose in agreeing to the Note Purchase Agreement, including the tender offer contemplated therein, was to prevent the Company’s bankruptcy. Under these circumstances and based on the advice of counsel, neither the Special Committee nor the Board believed it was required that the Company state an opinion as to whether or not the contemplated tender offer was “fair” to the unaffiliated shareholders in order for the Board to validly authorize and approve the Note Purchase Agreement. Accordingly, the Company has stated no opinion as to whether the Note Purchase Agreement, including the tender offer contemplated therein, is “fair” to the unaffiliated shareholders. The conditions contemplated by the TCR/Thayer Offer were not approved by the Board.

      Factors that are normally important in determining the fairness of a going private transaction to unaffiliated security holders include the following:

      Procedural Fairness. Although, as more fully described in the section titled “Background—Background of the TCR/ Thayer Offer,” the Note Purchase Agreement was recommended by a special committee of independent directors, given the financial distress of the Company prior to entering into the Note Purchase Agreement and the absence of any other alternative, the Special Committee did not believe that it had any choice but to recommend the Note Purchase Agreement. The going private transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. A majority of directors who are not employees of the Company did not retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of the going private transaction and/or preparing a report concerning the fairness of the transaction.

      Fairness of Price. Fairness of the consideration offered to unaffiliated security holders is normally determined in relation to the following:

•	Current and historical market prices. The price offered by the TCR/ Thayer Offer represents approximately an 86% discount to the closing price of the Shares on the American Stock Exchange on October 11 and is significantly below the prices at which the Shares have traded since the Company’s initial public offering in 1998.

•	Net book, liquidation and going concern value. Based on the review and analysis provided to the Special Committee by DrKW, the Shares had no net book, liquidation and going concern values prior to the Company’s entering into the Note Purchase Agreement. DrKW did not provide a financial analysis of the Company giving effect to the Note Purchase Agreement. Based on and following the transactions contemplated by the Note Purchase Agreement and the Contribution Agreement, however, the Company may have a going concern value per share significantly in excess of the price being offered in the TCR/ Thayer Offer.

•	Previous purchases by TCR and Thayer. The price being offered represents a substantial discount from the prices paid by TCR and Thayer for their interests in the Company acquired prior to the Note Purchase Agreement.

•	Fairness Opinion. The Company did not obtain an independent opinion of the fairness, from a financial point of view, of the price being offered in the TCR/ Thayer Offer.

•	Other Offers. The Special Committee and DrKW are pursuing other proposals that may result in firm offers providing unaffiliated shareholders with a higher price per Share than the TCR/ Thayer Offer. The price being offered by TCR/ Thayer is also substantially below any other proposal or offer considered by the Company in the last two years as set forth in the section titled “Background—Additional Background Information.”

     Intent to Tender.

      Except as described in this paragraph, after reasonable inquiry and to the best of the Company’s knowledge, each director, executive officer and affiliate (other than TCR/Thayer) of the Company currently intends, subject to compliance with applicable law including Section 16(b) of the Securities Exchange Act, to defer any decision to tender their Shares until late in the tender offer period. The Company’s executive officers have not been asked to make a recommendation as to the TCR/Thayer Offer.

9.  Certain Information About the Company.

     Price Range of Shares; Dividends and Distributions

      From July 31, 1998, the date of the Company’s initial public offering, to January 8, 2001, the Common Stock was traded on The New York Stock Exchange. On January 9, 2001, the Company transferred the listing of the Shares to The American Stock Exchange under the symbol “CLV.” The Company has not made any public offerings of its securities other than its initial public offering. The following table sets forth the high and low closing sales prices per share for each period shown, as quoted on The New York or American Stock Exchange based on published financial sources:

	Sales Price

	High	Low

Fiscal Year Ended December 31, 1999
First Quarter	$14.25	$8.38
Second Quarter	13.31	4.19
Third Quarter	6.13	4.38
Fourth Quarter	4.50	2.75

Fiscal Year Ended December 31, 2000
First Quarter	$5.63	$2.75
Second Quarter	3.63	2.44
Third Quarter	3.38	2.69
Fourth Quarter	3.38	1.81
Fiscal Year Ending December 31, 2001
First Quarter	$3.63	$2.12
Second Quarter	2.25	1.90
Third Quarter	2.25	.85
Fourth Quarter, through November 26, 2001	.94	.13

      On October 16, 2001, the last full trading day before public announcement of CVGI’s intention to make a tender offer, the closing price on the American Stock Exchange was $0.66 per share. On November 12, 2001, the last full trading day before the TCR/Thayer Offer commenced, the closing price on the American Stock Exchange was $0.17 per Share. Shareholders are urged to obtain a recent quotation for the Shares before deciding whether to tender their Shares.

      The Company has not declared or paid any cash dividends on its Common Stock for the past two years, nor does it expect to pay any such dividends in the foreseeable future.

      As of November 7, 2001, there were 14,392,825 shares of Common Stock outstanding.

     Financial Statements

      The audited financial statements of the Company as of and for the two fiscal years ended December 31, 1999 and December 31, 2000 can be found in Item 8 (pages 25 to 47) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2000 filed with the SEC on March 27, 2001. The unaudited financial statements of the Company as of and for the quarter and nine months ended September 30, 2001 can be found in Part I, Item I (pages 1 to 11) of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed with the SEC on November 8, 2001. Copies of these reports are expressly incorporated herein by reference to such reports and may be found on the SEC’s website at http://www.sec.gov.

     Transactions Involving the Company’s Securities

      No transactions in the Company’s securities have been effected during the past sixty (60) days by the Company or, to the knowledge of the Company, by any director, executive officer or affiliate of the Company, except for the issuance of the Convertible Notes and the Exchangeable Notes as described herein and the issuance of a 9% Note to GVI in respect of accrued interest on outstanding 9% Notes on October 1, 2001 as described herein.

     Certain Biographical Information

      The name, citizenship, business address, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Company, Thayer and TCR are set forth in Schedule II to this Response, which is incorporated herein by reference thereto.

      During the past five years, none of the Company, Thayer or their respective officers, directors or general partners or, to the knowledge of the Company, none of TCR or its respective officers, directors or general partners, was (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) party to a civil proceeding of a judicial or administrative body and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

10.  Source and Amount of Funds

      The following information regarding the source and amount of funds to be used in the TCR/Thayer Offer is taken from the Offer to Purchase: if all the outstanding Shares not owned by the Purchaser, CVGI or its affiliates or members were tendered in response to the TCR/Thayer Offer, the Purchaser would be required to pay a total of approximately $850,000 (including estimated expenses of $190,000) to purchase the tendered Shares and pay the fees and other expenses related to the TCR/Thayer Offer; the Purchaser expects to obtain the funds required to consummate the TCR/Thayer Offer from CVGI, which in turn will expects to receive such funds from TCR and Thayer as contributions to the capital of CVGI in exchange for units of equity ownership of CVGI; and the TCR/Thayer Offer is not subject to any financing conditions.

11.  Fees and Expenses

      Except as set forth below, no fees or commissions will be paid to any broker, dealer or other person for soliciting tenders of Shares pursuant to the TCR/Thayer Offer. According to the Offer to Purchase, brokers, dealers, commercial banks, and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

      Additionally, the Offer to Purchase states that: the Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the TCR/Thayer Offer; the Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the TCR/Thayer Offer to beneficial owners of Shares; the Information Agent will receive reasonable and customary compensation together with reimbursement for its reasonable out-of-pocket expenses; and the Information Agent will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.

      The Offer to Purchase also states that: the Purchaser has retained American Stock Transfer and Trust Company as the Depositary; the Depositary has not been asked to make solicitations or recommendations in its role as Depositary; the Depositary will receive reasonable and customary compensation for its services together with reimbursement for certain reasonable out-of-pocket expenses; and the Depositary will be indemnified against certain liabilities and expenses.

      Fees and Expenses to be Paid by the Purchaser, CVGI or TCR, as stated in the Offer to Purchase:

Filing fee — Securities and Exchange Commission	$132
Legal fees and expenses	100,000
Printing costs	55,000
Summary advertisement	27,000
Miscellaneous	7,868

Total	$190,000

      Fees and Expenses to be Paid by the Company:

Financial advisor	$949,000
Legal fees and expenses	300,000
Printing costs	15,000
Miscellaneous	8,000

Total	$1,272,000

      The fees paid by the Company to DrKW are described under the section of this Response titled “Financial Advisor.” The Company is also required, pursuant to the Note Purchase Agreement, to pay legal fees and out-of-pocket expenses of TCR and Thayer incurred in connection with the Note Purchase Agreement and out-of-pocket expenses of CVGI incurred in connection with the Capital Contribution Agreement.

CLASSIC VACATION GROUP, INC.

November 27, 2001

Schedule I

BENEFICIAL OWNERSHIP TABLE

      The following table sets forth information regarding the beneficial ownership of Common Stock as of November 26, 2001 by (i) the directors and executive officers of the Company and (ii) the TCR and Thayer entities set forth below.

      As of November 7, 2001, there were 14,392,825 shares of common stock outstanding.

	Common Stock

	Amount and
	Nature of
	Beneficial	Percent
Name of Beneficial Owner	Ownership(1)	of Class(1)

Kenneth M. Duberstein(2)	14,025	*
Ronald M. Letterman(3)	62,254	*
Frederic V. Malek	19,050	*
Daniel A. Raskas(4)	38,240	*
James M. Sullivan(5)	16,025	*
Debbie A. Lundquist(6)	25,786	*
GV Investment, LLC(7)	6,255,225	30.9%
Thayer Equity Investors III, LP(8)	9,599,749	66.7%
TC Co-Investors, LLC(9)	86,122	*

*	Less than 1 percent.

(1)	The information set forth above has been presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of Common Stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting or investment power within 60 days. As used in this information statement, “voting power” is the power to vote or direct the voting of Common Stock and “investment power” is the power to dispose or direct the disposition of Common Stock. Except as noted, each shareholder listed has sole voting and investment power with respect to the Common Stock shown as beneficially owned by such shareholder.

(2)	Includes 13,025 Shares which Mr. Duberstein may acquire upon exercise of options exercisable within 60 days of November 26, 2001.

(3)	Includes 53,929 Shares which Mr. Letterman may acquire upon exercise of options within 60 days of November 26, 2001.

(4)	Includes 7,500 Shares which Mr. Raskas may acquire upon exercise of options within 60 days of November 26, 2001.

(5)	Includes 13,025 Shares which Mr. Sullivan may acquire upon exercise of options within 60 days of November 26, 2001.

(6)	Includes 24,286 Shares which Ms. Lundquist may acquire upon exercise of options within 60 days of November 26, 2001.

(7)	Includes 5,868,925 Shares that GV Investment, LLC may acquire upon the surrender of certain notes of the Company that it holds for conversion into Common Stock. GV Investment, LLC is a Delaware limited partnership whose controlling partner is Three Cities Fund III, L.P. Three Cities Research, Inc.

is the investment advisor to Three Cities Fund III, L.P. The address of GV Investment, LLC is 650 Madison Avenue, 12th Floor, New York, New York 10022.

(8)	Thayer Equity Investors III, LP is a Delaware limited partnership whose sole general partner is TC Equity Partners, L.L.C. TC Equity Partners, L.L.C. has sole voting and investment power with respect to the Common Stock owned by Thayer Equity Investors III, LP. The address of Thayer Equity Investors III, LP is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.

(9)	TC Co-Investors, LLC, an affiliate of Thayer, is a Delaware limited liability company whose managing member is TC Management, L.L.C. TC Management, L.L.C. has sole voting and investment power with respect to the Common Stock owned by TC Co-Investors, LLC. The address of TC Co-Investors, LLC is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.

      The Company is party to option agreements with certain of its directors and executive officers dated as of the grant dates set forth below in the amounts and for the exercise prices set forth across from each date. Except as provided below, each of these agreements provide that one-fourth of the options vest annually on the anniversary of the grant.

DIRECTOR AND EXECUTIVE OFFICER OPTIONS

		Exercise
	Date of	Price	Number of
Name	Grant	($)	Shares

Ronald M. Letterman	7/31/98	14.000	28,571
	12/21/99	2.938	15,000
	7/28/00	2.125	100,000
	10/26/00	2.125	300,000	(1)

Kenneth M. Duberstein	7/31/98	14.000	5,700
	10/28/98	6.625	5,000
	12/21/99	2.938	10,000
	7/30/01	2.100	5,000	(2)

Daniel A. Raskas	7/31/98	14.000	10,000

James M. Sullivan	7/31/98	14.000	5,700
	10/28/98	6.625	5,000
	12/21/99	2.938	10,000
	7/30/01	2.100	5,000	(3)

Debbie A. Lundquist	7/31/98	14.000	10,714
	12/21/99	2.938	7,500
	10/26/00	2.125	50,000
	10/26/00	2.125	50,000	(4)
	2/14/01	2.120	100,000	(5)

(1)	Vest 100% on fourth anniversary with accelerated vesting possible upon achievement of financial goals, none of which have yet been met.

(2)	Vest one-third annually on anniversary of grant.

(3)	Vest one-third annually on anniversary of grant.

(4)	Vest 100% on fourth anniversary with accelerated vesting possible upon achievement of financial goals, none of which have yet been met.

(5)	Vest 100% on fourth anniversary with accelerated vesting possible upon achievement of financial goals, none of which have yet been met.

Schedule II

CERTAIN INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS

OF CLASSIC VACATION GROUP, INC., THAYER EQUITY INVESTORS III, L.P., AND
THREE CITIES RESEARCH, INC.

1.  Directors and Executive Officers of Classic Vacation Group, Inc.

      The name, citizenship, present principal occupation or employment and five-year employment history of each individual who is a director or executive officer of the Company is set forth below. None of the directors and officers of the Company listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Unless otherwise indicated, the business address of each such person is c/o Classic Vacation Group, One North First St., Suite 300 San Jose, California 95113. Each person listed below is a citizen of the United States.

      Kenneth M. Duberstein was first appointed to the Board in 1998. He has served as Chairman and Chief Executive Officer of The Duberstein Group, a strategic advisory and consulting firm, since 1989. Mr. Duberstein served as White House Chief of Staff to President Ronald Reagan from 1988 to 1989. During President Reagan’s two terms, he also served as Deputy Chief of Staff as well as both Assistant and Deputy Assistant to the President for Legislative Affairs. His earlier government appointments included Deputy Under Secretary of Labor and Director of Congressional and Intergovernmental Affairs at the U.S. General Services Administration. Mr. Duberstein currently serves on the boards of directors of The Boeing Company, The St. Paul Companies, Fannie Mae and Conoco. He also serves on the Board of Governors of the American Stock Exchange L.L.C. and the National Association of Securities Dealers, Inc.

      Ronald M. Letterman CTC was first appointed to the Board in 2000. He is the Company’s Vice Chairman, President and Chief Executive Officer and also the CEO of Classic Custom Vacations, the Company’s flagship brand, a position he has held for over nine years. Mr. Letterman is a 30 plus year veteran of the travel industry and is a nationally recognized industry expert. Prior to joining the Company, he was President of Carlson Travel Network where he was responsible for more than 1,000 travel agency locations and Carlson’s wholesale tour operation. Earlier in his career, Mr. Letterman served as vice president and general manager of Destination Services USA for American Express Travel Related Services Company, Inc.

      Debbie A. Lundquist has served as Executive Vice President and Chief Financial Officer of the Company since October 2000. From April 1998 until her recent promotion, she served as Vice President and Controller of the Company. Ms. Lundquist also serves as CFO of Classic Custom Vacations. She has been employed by the Company since 1996. Previously she served as Vice President and Assistant Controller for The GAP, the clothing retailer, where she was responsible for a staff of over 250. A Certified Public Accountant, Ms. Lundquist started her career with Arthur Young & Co.

      Frederic V. Malek was first appointed to the Board in 1998 and has been Chairman of the Board since September 2000. He has served as Chairman of Thayer Capital Partners, an affiliate of Thayer Equity Investors III, L.P., since 1993. Prior to 1993, Mr. Malek was president of Marriott Hotels and Resorts from 1980 to 1988, and President and Vice Chairman of Northwest Airlines from 1989 to 1991. Mr. Malek currently serves on the boards of directors of Aegis Communications Corporation, Automatic Data Processing Corporation, American Management Systems, Inc., FPL Group, Inc., Manor Care, Inc., CB Richard Ellis, Inc., Northwest Airlines, and PaineWebber Family of Mutual Funds. The business address of Mr. Malek is c/o Thayer Equity Investors III, L.P., 1455 Pennsylvania Avenue, Suite 350, Washington, D.C. 20004.

      Daniel A. Raskas was an officer of the Company prior to its initial public offering in 1998 and was first appointed to the Board in 2000. He is a Managing Director of Thayer Capital Partners. Since joining Thayer in January 1998, Mr. Raskas has focused on investments in the travel and leisure, and information technology sectors. He co-led the formation of Classic Vacation Group and its subsequent filing for an Initial Public Offering. Prior to joining Thayer, Mr. Raskas worked for five years at Arnold & Porter, a Washington, DC-

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based law firm, where he specialized in private equity investments, mergers and acquisitions and public offerings for businesses in the information technology, telecommunications and other industries. The business address of Mr. Raskas is c/o Thayer Equity Investors III, L.P., 1455 Pennsylvania Avenue, Suite 350, Washington, D.C. 20004.

      James M. Sullivan was first appointed to the Board in 1998. He is Executive Vice President of Development for the Lodging Group of Marriott International, Inc. Since 1986, he has held several positions with Marriott, including Vice President of Mergers and Acquisitions. From 1983 to 1986, Mr. Sullivan was Chairman, President and Chief Executive Officer of Tenley Enterprises, Inc., a privately held company operating 105 restaurants. Prior to 1983, he held senior management positions with Marriott, Harrah’s Entertainment, Inc., Holiday Inns, Inc., Kentucky Fried Chicken Corp. and Heublein, Inc. He also was employed as a senior auditor with Arthur Andersen & Co. Mr. Sullivan currently serves on the board of directors of Integra LifeSciences Corporation.

2.  Affiliates of the Company

      Please refer to Schedule I of the Offer to Purchase, which is incorporated herein by reference thereto, for a description of TCR and Thayer. The Offer to Purchase did not include information about GVI and such information has not been made available to the Company.

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